Registration No. _______________

______________________________________________________________

                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

______________________________________________________________

                              FORM S-4
                      REGISTRATION STATEMENT
                                UNDER
                    THE SECURITIES ACT OF 1933

______________________________________________________________

                         CBRL GROUP, INC.
         (Exact name of issuer as specified in its Charter)

Tennessee                                   62-17495131
(State of Incorporation)   (I.R.S. Employer Identification No.)

                   305 Hartmann Drive
               Lebanon, Tennessee 37087
                      615.444.5533
(Address, including zip code, and telephone number, including area code, of registrant's Principal Executive Offices)

______________________________________________________________

                James F. Blackstock, Esq.
                    CBRL Group, Inc.
                  305 Hartmann Drive
               Lebanon, Tennessee 37087
                     615.444.5533

(Name, address, including zip code, and telephone number,
    including area code, of agent for service)
______________________________________________________________

                         Copy To:

                Clifford A. Roe, Jr., Esq.
                   Dinsmore & Shohl LLP
                   1900 Chemed Center
                   255 East Fifth Street
                   Cincinnati, Ohio  45202
                      513.977.8200

Approximate date of proposed commencement of sales hereunder:
As soon as practicable after the effective date of this Registration
Statement

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ___

               CALCULATION OF REGISTRATION FEE

                        Proposed
Title of                Maximum      Proposed
Securities   Amount     Offering     Maximum        Amount of
To Be        To Be      Price        Offering       Registration
Registered   Registered Per Share(1) Price          Fee
-----------  ---------- ------------  ------------- -------------
Common Stock 62,482,348  $27.54      $1,720,763,863 $507,625
without par
value

[FN](1) Pursuant to Rules 457(c) and (f) of Regulation C promulgated under the Securities Act of 1933, the registration fee was calculated upon the basis of the average bid and asked price of the Company's Common Stock as quoted on the Nasdaq National Market as of August 22, 1998, which is a date within 5 days prior to the date of the filing of this Registration Statement.


Cross Reference Sheet Required by Item 501(b) of Regulation S-K

CAPTION - CAPTION IN PROSPECTUS

A.  INFORMATION ABOUT THE TRANSACTION

1. Forepart of the Registration Statement and Outside Front Cover Page of Prospectus - Facing Page; Notice of Special Meeting

2.  Inside Front and Outside Back Cover Pages of Prospectus -
Available Information; Table of Contents

3.  Risk Factors, Ratio of Earnings to Fixed Charges and Other
Information - Summary of the Proxy Statement and Prospectus; Voting and Proxies; Comparative Market Price and Dividend Data

4.  Terms of the Transaction - Summary of the Proxy Statement and
Prospectus; Formation of a Holding Company; Description of Capital Stock of the Company and Holding Company; Comparison of Shareholder Rights

5.  Proforma Financial Information - Not Applicable

6.  Materials Contracts with the Company Being Acquired - Not
Applicable

7.  Additional Information Required for Reoffering by Persons and
Parties Deemed to be Underwriters - Not Applicable.

8.  Interests of Named Experts and Counsel - Experts, Legal Matters

9.  Disclosure of Commission Position on Indemnification for
Securities Act Liabilities - Not Applicable

B.  INFORMATION ABOUT THE REGISTRANT

10.  Information with Respect to S-3 Registrants - Information
Concerning the Company; Selected Historical Financial Data;
Description of Capital Stock of the Company and Holding Company;
Comparison of Rights of Shareholders

11.  Incorporation of Certain Information by Reference -
Incorporation of Certain Documents by Reference; Available
Information; Description of Capital Stock of the Company and Holding
Company

12.  Information with Respect to S-2 or S-3 Registrants - Not
Applicable

13.  Incorporation of Certain Information by Reference - Not
Applicable

14. Information With Respect to Registrants Other Than S-2 or S-3 Registrants - Not Applicable.

C. INFORMATION ABOUT THE COMPANY BEING ACQUIRED

15.  Information with Respect to S-3 Companies - Not Applicable

16. Information with Respect to S-2 or S-3 Companies - Not
Applicable

17. Information with Respect to Companies Other Than S-2 or S-3 Companies; Information Concerning the Holding Company - Formation of a Holding Company; Description of Capital Stock of the Company and Holding Company; Comparison of Rights of Shareholders; Other Transactions and Relationships; Management's Discussion and Analysis of the Company's Financial Condition and Results of Operations; Company Financial Statements.

D. VOTING AND MANAGEMENT INFORMATION

18.  Information if Proxies, Consents or Authorizations Are to Be
Solicited - Summary of the Proxy Statement and Prospectus; Formation of a Holding Company; Incorporation of Certain Documents by
Reference; Information Concerning the Company.

19. Information if Proxies, Consents or Authorizations Are Not To Be Solicited or in an Exchange Offer - Not Applicable.

              Cracker Barrel Old Country Store, Inc.
                      305 Hartmann Drive
                  Lebanon, Tennessee 37087


Dear Shareholder:

Attached to this letter is the Proxy Statement for this year's upcoming Annual Meeting which will be held on November 24, 1998 at 10:00 a.m. at the Company's home office at 305 Hartmann Drive, Lebanon, Tennessee 37087.

At this year's meeting you will have the opportunity to vote on the election of 13 nominees for the Company's Board of Directors, to approve the selection of Deloitte & Touche LLP as the Company's independent auditors, and to consider a proposal submitted by a shareholder.

In addition, this year we are proposing for your consideration and approval the formation of a holding company structure for our Company, the result of which will be to substitute for the Company a new publicly held corporation, which in turn will be the sole shareholder of the Company. Your ownership in the Company will be converted into the same exact ownership in the holding company through a tax-free merger of the Company, as the surviving corporation, with and into an acquisition subsidiary of the new holding company. Following the merger, the Company's name and business will continue unchanged with the same management and employees.

All of the terms and conditions of this proposed merger and the adoption of the Plan of Merger are explained in detail in the Proxy Statement and Prospectus.

Your Board of Directors has unanimously proposed this action to allow the Company to take advantage of the greater flexibility this holding company structure will offer to the Company as it assesses its future needs and its opportunities for expansion. A holding company allows corporate diversification and a structure within which new unrelated businesses may be separated from the Company's core businesses.

The Board of Directors recommends a vote FOR the Plan of Merger which requires the affirmative vote of the holders of at least a majority of the Company's Common Stock issued and outstanding on September 25, 1998, the record date for the meeting.

                              Sincerely,



October 23, 1998              Dan W. Evins
                               Chairman and Chief Executive Officer

              CRACKER BARREL OLD COUNTRY STORE, INC.
                     305 Hartmann Drive
               Lebanon, Tennessee 37087


         NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
         TO BE HELD ON TUESDAY, NOVEMBER 24, 1998

Notice is hereby given that the Annual Meeting of Shareholders of Cracker Barrel Old Country Store, Inc. (the "Company") will be held on Tuesday, November 24, 1998 at 10:00 a.m., local time, at the offices of the Company, located at 305 Hartmann Drive, Lebanon, Tennessee for the following purposes:

1. To elect 13 nominees for Director to serve on the Board of Directors until the next annual meeting of shareholders and until their successors are duly elected and qualified.

2. To approve the selection of Deloitte & Touche LLP as the Company's independent auditors for the 1999 fiscal year.

3. To consider and take action on a shareholder proposal requesting that the Board of Directors implement non-discriminatory policies relating to sexual orientation.

4. To consider and act upon a proposal for the tax-free reorganization of the Company into a holding company structure by the approval of the Plan of Merger, attached to the Proxy Statement and Prospectus as Appendix A, providing for the merger of CBRL Acquisition Corp., a wholly-owned subsidiary of CBRL Group, Inc., with and into the Company, all as described in the accompanying Proxy Statement and Prospectus.

5. To transact such other business as may properly be brought before the meeting or any adjournment of the meeting.

The Board of Directors has fixed the close of business on September 25, 1998, as the record date for the purpose of determining the shareholders entitled to notice of and to vote at the Annual Meeting and any adjournment of the meeting.

                              By Order of the Board of Directors


Lebanon, Tennessee
October 23, 1998              James F. Blackstock, Secretary



YOUR REPRESENTATION AT THE MEETING IS IMPORTANT. TO ENSURE YOUR REPRESENTATION, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD. SHOULD YOU DESIRE TO REVOKE YOUR PROXY, YOU MAY DO SO AS PROVIDED IN THE ACCOMPANYING PROXY STATEMENT AND PROSPECTUS AT ANY TIME BEFORE IT IS VOTED. IF YOU HAVE ANY QUESTIONS OR NEED ANY HELP IN VOTING YOUR SHARES, PLEASE TELEPHONE JAMES F. BLACKSTOCK, SECRETARY, AT THE COMPANY, 615.444.5533.
Cracker Barrel Old Country Store, Inc.
                                                 CBRL Group, Inc.
305 Hartmann Drive                             305 Hartmann Drive
Lebanon, Tennessee 37087                 Lebanon, Tennessee 37087

              PROXY STATEMENT AND PROSPECTUS

    62,482,348 SHARES OF COMMON STOCK WITHOUT PAR VALUE
                   OF CBRL GROUP, INC.
        TO BE ISSUED IN CONNECTION WITH THE MERGER OF
              CBRL ACQUISITION CORP.,
     A WHOLLY-OWNED SUBSIDIARY OF CBRL GROUP, INC., INTO
           CRACKER BARREL OLD COUNTRY STORE, INC.


___________________________________________________________


This Proxy Statement and Prospectus constitutes the proxy statement of Cracker Barrel Old Country Store, Inc. (the "Company") with respect to an Annual Meeting of its Shareholders to be held on Tuesday, November 24, 1998 and the prospectus of CBRL Group, Inc. with respect to shares of CBRL Group, Inc. to be issued in a merger of CBRL Acquisition Corp. with and into the Company.

____________________________________________________________

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT AND
PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
OFFENSE.

____________________________________________________________

No person is authorized to give any information or to make any representations other than those contained in this Proxy Statement and Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by CBRL Group, Inc. or the Company. This Proxy Statement and Prospectus does not constitute an offering within any jurisdiction to any person to whom it is unlawful to make such offer within such jurisdiction. Neither the delivery of this Proxy Statement and Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of CBRL Group, Inc. or the Company since the date hereof.

The date of this Proxy Statement and Prospectus is October 23, 1998.

                          AVAILABLE INFORMATION

This Proxy Statement and Prospectus incorporates documents by reference which are not presented in it or delivered with it. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." These documents (excluding exhibits unless specifically incorporated in the documents) are available without charge upon written or oral request to James F. Blackstock, Vice President, Secretary and General Counsel, Cracker Barrel Old Country Store, Inc., 305 Hartmann Drive, Lebanon, Tennessee 37087 (telephone number: 615.444.5533). In order to ensure timely delivery of the documents, any request should be made by November 15, 1998.

No person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this Proxy Statement and Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company. This Proxy Statement and Prospectus shall not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which it would be unlawful to make such an offer or solicitation. Neither the delivery of this Proxy Statement and Prospectus at any time, nor any offer or solicitation made hereunder, shall under any circumstances imply that the information set forth in this document or incorporated in this document is correct as of any time subsequent to its date.

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance with the Exchange Act files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at Room 1024 of the Offices of the Commission at 450 Fifth Street, N. W., Washington, D.C. 20549, and at the Commission's Regional Offices in New York (7 World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511), and copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or can be obtained on-line via the Commission's Edgar System at www.sec.gov.

The Company's Common Stock is traded in the over-the-counter market and quoted on the Nasdaq National Market under the symbol "CBRL." Documents filed by the Company with the Commission can also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents are hereby incorporated into this Proxy
Statement and Prospectus by reference:

(a) The Company's Annual Report on Form 10-K for the year ended
August 1, 1997.

(b) The Company's Quarterly Reports on Forms 10-Q for the periods ended October 31, 1997, January 30, 1998 and May 1, 1998.

(c) The description of the Company's Common Stock contained in the Company's Registration Statement on Form 10, Registration No. 0-7536 filed with the Commission on November 30, 1973.

In addition, all documents subsequently filed with the Commission by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date the offering is terminated are incorporated in this document by reference. Any statement contained in a document incorporated or deemed to be incorporated by reference in this document shall be deemed to be modified or superseded for purposes of this Proxy Statement and Prospectus to the extent that a statement contained in this document (or in any other subsequently filed document which also is deemed to be incorporated by reference) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement and Prospectus.








         [BALANCE OF THIS PAGE INTENTIONALLY LEFT BLANK]


                    TABLE OF CONTENTS
AVAILABLE INFORMATION   2
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE   3
SUMMARY OF THE PROXY STATEMENT AND PROSPECTUS     6
General  6
Election of Directors  6
Approval of Appointment of Auditors 6
Shareholder Proposal 6
Holding Company Conversion  6
COMPARATIVE MARKET PRICE AND DIVIDEND DATA 8
SELECTED HISTORICAL FINANCIAL DATA  10
MEETING INFORMATION  11
Date, Time and Place 11
Record Date  11
Votes Required  11
Proxies and Revocation of Proxies 12
PROPOSAL 1 -- ELECTION OF DIRECTORS 12
Committees and Meetings 14
PROPOSAL 2 -- APPROVAL OF APPOINTMENT OF AUDITORS  15
PROPOSAL 3 -- SHAREHOLDER PROPOSAL 15
The Company's Position  16
PROPOSAL 4 -- FORMATION OF A HOLDING COMPANY 16
General  16
Purpose of Transaction 17
Summary of Agreements  17
Shareholder Vote Required  18
Conditions of the Merger 18
Amendment or Abandonment of the Plan of Merger 18
Conversion of Shares and Exchange of Certificates 19
Accounting Treatment  19
Federal Income Tax Aspects  19
DESCRIPTION OF CAPITAL STOCK OF THE COMPANY AND THE HOLDING COMPANY  20
General  20
Dividends  21
Preemptive Rights  21
COMPARISON OF SHAREHOLDER RIGHTS  21
Removal of Directors  21
Amendments to Charter and Bylaws 22
Indemnification and Liability of Directors and Officers 23
Special Shareholders Meetings  23
Certain Extraordinary Corporate Actions  24
INFORMATION CONCERNING THE HOLDING COMPANY  25
General  25
Directors and Executive Officers  25
INFORMATION CONCERNING THE COMPANY  26
General  26
Directors and Officers 26
Security Ownership of Certain Beneficial Owners and Management 26
Report of the Compensation Committee and the Stock Option Committee
of the Board of Directors on Executive Compensation 27
OTHER TRANSACTIONS AND RELATIONSHIPS 34
EXPERTS  35
LEGAL MATTERS  35
PROPOSALS OF SHAREHOLDERS  35
ANNUAL REPORT AND FINANCIAL INFORMATION  35
OTHER BUSINESS  35

Appendices

Plan of Merger  Appendix A
Charter of CBRL Group, Inc. Appendix A-1
Bylaws of CBRL Group, Inc. Appendix A-2

                SUMMARY OF THE PROXY STATEMENT AND PROSPECTUS

General

This Proxy Statement and Prospectus is furnished in connection with the solicitation of proxies by the Board of Directors of Cracker Barrel Old Country Store, Inc. (the "Company") for use at the Annual Meeting of the Company's shareholders to be held on November 24, 1998 or any adjournment of that meeting for the purposes of electing a Board of Directors, approving the selection of Deloitte & Touche LLP as the Company's independent auditors, considering and voting upon a shareholder proposal and considering and voting upon a proposal to merge CBRL Acquisition Corp. ("Acquisition Corp.") into the Company (the "Merger") for the purpose of reorganizing the Company into a holding company structure.

Election of Directors

The Bylaws of the Company provide that the number of Directors shall consist of not more than 15 persons. The number of Directors is currently fixed at 13 directors and the following slate of nominees is proposed by Management for the 13 Directorships, each to hold office at least until the next annual meeting of shareholders of the
Company: James C. Bradshaw, Robert V. Dale, Dan W. Evins, Edgar W. Evins, William D. Heydel, Robert C. Hilton, Charles E. Jones, Jr., Charles T. Lowe, Jr., B.F. Lowery, Ronald N. Magruder, Gordon L. Miller, Martha M. Mitchell and Jimmie D. White. See "PROPOSAL 1 -- ELECTION OF DIRECTORS."

Approval of Appointment of Auditors

The Board of Directors has selected and appointed Deloitte & Touche LLP as independent auditors of the Company for the 1999 fiscal year, subject to shareholder approval. See "PROPOSAL 2 -- APPROVAL OF
APPOINTMENT OF AUDITORS."

Shareholder Proposal

The New York City Employees' Retirement System, New York, New York has stated that it is the beneficial owner of 415,100 shares of Company Common Stock, as defined below, and that it intends to present a proposal to the shareholders at the Annual Meeting requesting that the Board of Directors of the Company implement non-discriminatory policies relating to sexual orientation and add explicit prohibitions against such discrimination to its corporate employment policy statement. See "PROPOSAL 3 -- SHAREHOLDER PROPOSAL."

Holding Company Conversion

The Company's Board of Directors has determined that, due to the greater business flexibility of a corporation holding company structure, it is desirable for the Company to become a wholly-owned subsidiary of a holding company. Accordingly, the Board directed the formation of a wholly-owned subsidiary, CBRL Group, Inc., which will become, as a result of the Merger, the "Holding Company." The Holding Company has organized Acquisition Corp. as its wholly-owned subsidiary. The Board also has adopted the Plan of Merger and directed that it be presented to the shareholders for their approval to accomplish the holding company conversion. In addition, all appropriate corporate action has been taken by the Holding Company and Acquisition Corp. to approve the Plan of Merger.

The purpose of the Merger is to create a holding company structure within which the Company's business will be conducted as a wholly-owned subsidiary of the Holding Company. At the effective date of the Merger, each one $0.50 par value share of Company Common Stock ("Company Common Stock") will be converted by operation of law into one share of $0.01 par value Common Stock of the Holding Company ("Holding Company Common Stock"). All shareholders of the Company will become shareholders of the Holding Company and will retain the same percentage of ownership of Holding Company Common Stock as each shareholder held of the Company's Common Stock. Following the Merger, all of the Company's option holders will hold the same number of options to purchase Holding Company Common Stock, on the same terms and conditions, as those holders held to purchase Company Common Stock. The surviving company in the Merger, which will be the Company, will thereafter be the wholly-owned subsidiary of the Holding Company, and the former shareholders of the Company will become the shareholders of the Holding Company. Following the Merger, the Company's business will continue unchanged under the name Cracker Barrel Old Country Store, Inc. with the same management and employees. For a more detailed description of the Merger, see the section entitled "PROPOSAL 4 -- FORMATION OF A HOLDING COMPANY."

Cracker Barrel Old Country Store, Inc. Cracker Barrel Old Country Store, Inc. is a Tennessee corporation which was incorporated in 1969 and has been in continuous operation since that time. The Company and its subsidiaries are engaged in restaurant and retail operations in 35 states under the name Cracker Barrel Old Country Store. In Spring 1998, the Company purchased and is now operating and developing a new concept restaurant and retail operation under the name Carmine Giardini's. The Company's Common Stock is traded over-the-counter and quoted on the Nasdaq National Market under the symbol "CBRL." The Company's executive offices are located at 305 Hartmann Drive, Lebanon, Tennessee 37087, and its telephone number is 615.444.5533.

CBRL Group, Inc. and CBRL Acquisition Corp. The Holding Company is a Tennessee corporation and wholly-owned subsidiary of the Company which was organized on August 7, 1998. CBRL Acquisition Corp. is a Tennessee corporation also organized in August, 1998 to facilitate the corporate reorganization of the Company by establishing it as a subsidiary of the Holding Company. The Holding Company is the sole shareholder of Acquisition Corp. Neither the Holding Company nor Acquisition Corp. has conducted any business, and, until the Merger becomes effective, neither will conduct any business. The Holding Company's executive offices are located at 305 Hartmann Drive, Lebanon, Tennessee 37087, and its telephone number is 615.444.5533.

Effect of the Merger. After the Merger becomes effective, the Holding Company's principal business will be ownership of 100% of the outstanding capital stock of the Company, which will be the surviving corporation in the Merger. Also on the effective date of the Merger, the shareholders of the Company, by reason of the Merger, will receive one share of Holding Company Common Stock for each share of Company Common Stock. In addition, following consummation of the Merger, the Holding Company Common Stock will be traded over-the-counter and quoted on the Nasdaq National Market under the same symbol, "CBRL," as the Company used prior to the Merger.

Plan of Merger. Pursuant to the Plan of Merger, on the effective date of the Merger, Acquisition Corp. will be merged with and into the Company with the Company surviving. Each share of the Company's outstanding Common Stock will, by operation of law, be converted into one share of Holding Company Common Stock, and the shareholders, and their percentage ownership, of the Holding Company immediately after the Merger becomes effective will be identical to the shareholders, and their percentage ownership, of the Company immediately before the Merger becomes effective. The Plan of Merger also provides that the stock option holders under the Company's three stock option plans will hold the same number of options to purchase Holding Company Common Stock, on the same terms and conditions, as those option holders held to purchase Company Common Stock. If the shareholders approve the Merger, it is anticipated that the Merger will become effective by December 31, 1998. Following the Merger, the Company's business will continue unchanged with the present management and employees. Pursuant to Tennessee corporate law, shareholders of the Company will not have dissenters' rights of appraisal in this transaction.

The affirmative vote of the holders of a majority of Company Common Stock, or _______ shares, is necessary to approve the Plan of Merger.

Certain Federal Income Tax Consequences. The Merger transaction has been structured as a tax-free reorganization under the Internal Revenue Code of 1986, as amended, and will not be consummated in any form that would not be tax free to the Company's shareholders. See "PROPOSAL 4 -- FORMATION OF A HOLDING COMPANY -- FEDERAL INCOME TAX ASPECTS."

Conditions to the Merger. The Plan of Merger contains a number of conditions precedent which must be satisfied in order to effect the Merger. Among these are (i) the Merger must be approved by at least a majority of the Company's shareholders; (ii) at or prior to the effective date of the Merger, the Company must be confident that for Federal income tax purposes the Merger will constitute a tax-free reorganization under the Internal Revenue Code of 1986, as amended; and (iii) there is no court order in effect enjoining or preventing consummation of the Merger that has a reasonable likelihood of being successfully prosecuted or if successfully prosecuted would materially or adversely affect the benefits intended for the shareholders under the Plan of Merger.

Termination of the Plan of Merger. The Plan of Merger may be terminated or abandoned prior to the closing of the Merger: (i) by mutual consent of the Company and the Holding Company; (ii) by written notice from any party to the other parties in the Merger authorized by the Board of Directors of the party giving such notice, if any of the other parties shall have breached in any material respect any of the obligations under the Plan of Merger and such breach has not been cured; or (iii) by written notice by the Company to the other parties, authorized by the Board of Directors, if the closing shall not have occurred by December 31, 2000.

            COMPARATIVE MARKET PRICE AND DIVIDEND DATA

The Company's Common Stock is traded in the over-the-counter market and quoted on the Nasdaq National Market. The following table sets forth (in per share amounts), for the quarterly periods indicated, the high and low closing sales prices of the Company's Common Stock, and the dividends declared during each quarterly period.




                                                    Dividends
                             High          Low      Declared
Year Ended August 2, 1996:
  First Quarter             $21.50       $17.38      $.005
  Second Quarter            $19.25       $15.75      $.005
  Third Quarter             $24.88       $17.88      $.005
  Fourth Quarter            $27.38       $19.38      $.005

Year Ended August 1, 1997:
  First Quarter             $25.63       $19.63      $.005
  Second Quarter            $28.38       $19.88      $.005
  Third Quarter             $29.25       $24.88      $.005
  Fourth Quarter            $29.88       $23.75      $.005

Year Ended July 31, 1998:
  First Quarter             $33.13       $27.50      $.005
  Second Quarter            $35.63       $29.19      $.005
  Third Quarter             $43.00       $34.19      $.005
  Fourth Quarter            $36.38       $26.00      $.005


Prior to the Merger, Acquisition Corp. was a wholly-owned subsidiary of the Holding Company, which in turn is a wholly-owned subsidiary of the Company. Neither the Holding Company nor Acquisition Corp. is an operating company, neither has a trading market and both were formed for the sole purpose of facilitating the Company's conversion to a holding company structure. See "PROPOSAL 4 -- FORMATION OF A HOLDING COMPANY."

         [BALANCE OF THIS PAGE INTENTIONALLY LEFT BLANK]

               SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth selected historical consolidated financial data of the Company.

The selected consolidated financial information as of July 29, 1994, July 28, 1995, August 2, 1996, August 1, 1997 and July 31, 1998 has
been derived from the audited consolidated financial statements of the Company. The following should be read in conjunction with "Management's Discussion and Analysis of the Financial Condition and Results of Operations" and the consolidated financial statements, including the notes, thereto, incorporated by reference in this Proxy Statement and Prospectus.

                     Cracker Barrel Old Country Store, Inc.
                Summary Of Selected Consolidated Financial Data


                                                              Fiscal Year Ended

                                          July 29,  July 28,  August 2,  August 1,  July 31,
                                           1994       1995      1996      1997        1998
                                                   (in thousands, except per share data)
Statement of Operations Data:
Net revenue                              $640,899  $783,093   $943,287   $1,123,851  _______
Income before income taxes and
 cumulative effect of accounting changes   90,568   105,333    102,380      137,457  _______
Income before cumulative effect of
 accounting changes                        56,959    66,043     63,515       86,598  _______
Net income                               $ 57,947  $ 66,043   $ 63,515   $   86,598  _______
Earnings per share:
Before cumulative effect of
 accounting changes:
   Basic                                 $    .95  $   1.10   $   1.05   $     1.42  _______
   Diluted                               $    .94  $   1.09   $   1.04   $     1.41  _______
Net income:
   Basic                                 $    .97  $   1.10   $   1.05   $     1.42  _______
   Diluted                               $    .96  $   1.09   $   1.04   $     1.41  _______
Weighted average shares:
   Basic                                   59,749    59,986     60,352       60,824  _______
   Diluted                                 60,601    60,554     60,811       61,456  _______
Balance sheet data:
Working capital                          $ 60,721  $ 43,600   $ 23,289   $   60,654  _______
Total assets                              530,064   604,515    676,379      828,705  _______
Long-term liabilities                      33,060    31,666     27,011       79,516  _______
Total shareholders' equity                429,846   496,083    566,221      660,432  _______

Other Data:

Book value per share as of July 31, 1998:            ______
Tangible book value per share as of July 31, 1998:   ______
Market value per share on July 31, 1998:             $30.25

                         MEETING INFORMATION

This Proxy Statement and Prospectus is being furnished to holders of Company Common Stock in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual Meeting to consider and vote upon: (i) the election of 13 directors; (ii) the approval of the appointment of auditors; (iii) a shareholder proposal regarding non-discriminatory employment policies; (iv) approval of a Plan of Merger associated with the formation of a holding company and (v) such other business as may properly come before the Annual Meeting or any adjournment of the meeting. Each copy of this Proxy Statement and Prospectus mailed to the shareholders of the Company is accompanied by a form of proxy for use at the Annual Meeting.

This Proxy Statement and Prospectus is also furnished to the shareholders of the Company as a prospectus in connection with the issuance of shares of Holding Company Common Stock to the Company's shareholders upon consummation of the Merger in accordance with the Plan of Merger. This Proxy Statement and Prospectus, the attached notice and the enclosed form of proxy are first being mailed to shareholders of the Company on or about October 23, 1998.

Date, Time and Place

The Annual Meeting will be held at the offices of the Company, 305 Hartmann Drive, Lebanon, Tennessee at 10:00 a.m. local time on November 24, 1998.

Record Date

Each of the ________ shares of Company Common Stock, $0.50 par value per share, outstanding on September 25, 1998, the record date for the meeting (the "Record Date"), is entitled to one vote on all matters coming before the meeting. Only shareholders of record on the books of the Company at the close of business on September 25, 1998 will be entitled to vote at the meeting, either in person or by proxy.

Votes Required

As of the Record Date, there were ____________ shares of Company Common Stock outstanding. Directors shall be elected by a plurality of the votes cast in the election by the holders of Company Common Stock represented and entitled to vote at the Annual Meeting if a quorum is present. Assuming the existence of a quorum, every other proposal submitted to the shareholders shall be approved if the votes cast favoring the proposal exceed votes cast opposing it. Abstentions will be counted as present for purposes of determining the existence of a quorum and for determining the total number of votes cast. Abstentions are disregarded in determining if a director receives a plurality of the votes cast or whether votes cast for a proposal exceed votes cast against it. Broker non-votes are disregarded for the purpose of determining the total number of votes cast with respect to a proposal.

Proxies and Revocation of Proxies

The shares represented by all properly executed proxies that are sent to the Company will be voted as designated and each proxy not designated will be voted: "FOR" all of the directors nominated, "FOR" the approval of Deloitte & Touche LLP as the Company's auditors for the 1998 fiscal year, "AGAINST" the shareholder proposal and "FOR" the proposed Plan of Merger.

The cost of solicitation of proxies will be borne by the Company, including expenses in connection with preparing, assembling and mailing this Proxy Statement and Prospectus. The solicitation will be made by mail, and may also be made by the Company's officers or employees personally or by telephone or telegram. No officers or employees of the Company will receive additional compensation for soliciting proxies. The Company may reimburse brokers, custodians and nominees for their expenses in sending proxies and proxy material to beneficial owners. The Company retains Corporate Communications, Inc., 523 Third Avenue South, Nashville, Tennessee to assist in the management of the Company's investor relations and other shareholder communications issues. As part of its duties, Corporate Communications, Inc. may assist in the solicitation of proxies. Corporate Communications, Inc. receives a fee of approximately $2,000 per month, plus reimbursement of out-of-pocket expenses.

As it has done previously, the Company will continue to employ an independent tabulator to receive and tabulate the proxies, and independent inspectors of election to certify the results. The Company will also continue its practice of holding the votes of all shareholders in confidence from Company directors, officers and employees, except (i) to allow the independent inspectors of election to certify the results of the vote, (ii) as necessary to meet applicable legal requirements and to assert or defend claims for or against the Company, (iii) in case of a contested proxy solicitation, or (iv) when a shareholder makes a written comment on the proxy card or otherwise communicates his or her vote to management.

A shareholder of record who signs and returns a proxy in the accompanying form may revoke the proxy at any time before the designated proxy holder votes, by attending the Annual Meeting and choosing to vote in person, by filing with the Secretary of the Company a written revocation or by duly executing a written proxy bearing a later date. Unless duly revoked, the shares represented by the proxy will be voted at the Annual Meeting.

                PROPOSAL 1 -- ELECTION OF DIRECTORS

The Company's Bylaws provide that the Board of Directors shall consist of not more than 15 persons. The Board of Directors has established the board size at 13 directors. Accordingly, proxies cannot be voted for more than 13 nominees. The terms of all present directors will expire upon the election of new directors at the Annual Meeting. The Board of Directors proposes the election of the nominees listed below to serve until the next Annual Meeting and until their successors are duly elected and qualified and have commenced serving. All of the nominees are presently directors of the Company and were elected at the Annual Meeting held on November 25, 1997. Unless contrary written instructions are received, it is intended that the shares represented by proxies solicited by the Board of Directors will be voted in favor of the election of all named nominees as directors. If for any reason any nominee is unable to serve, the persons named in the proxy have advised that they will vote for a substitute nominee as proposed by the Company's Board of Directors. Each nominee has consented to act as a director, if elected, and the Board of Directors has no reason to expect that any nominee will fail to be a candidate at the meeting. Therefore, it does not at this time have any substitute nominees under consideration. The information relating to the 13 nominees set forth below has been furnished to the Company by the named individuals.

Directors shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at the Annual Meeting. The Board of Directors recommends that shareholders vote "FOR" the nominees listed below. Proxies, unless they contain contrary written instructions, will be voted "FOR" the listed nominees.






Name, Age, Position with the  First Became
Company                       a Director    Business Experience During the Past Five Years
James C. Bradshaw, 67         1970         Practicing physician, Lebanon, Tennessee
Director

Robert V. Dale, 61            1986         President of Windy Hill Pet Food Company, Nashville,
Director                                   Tennessee from March 1995 until the sale of the
                                           company in July 1998; Partner in PFB Partnership,
                                           Nashville, Tennessee from August 1994
                                           to March 1995; President of Martha
                                           White Foods, Inc., Nashville, Tennessee
                                           from October 1985 to August 1994

Dan W. Evins, 63              1970         Chairman and Chief Executive Officer of the
Director, Chairman and                     Company; President, Chairman and CEO of the
Chief Executive Officer (1)                Company from 1970 until August 1995; Member of Board
                                           of Directors of Clayton Homes, Inc.

Edgar W. Evins, 66            1970         Retired in June 1987; President, DeKalb County Bank
Director (1)                               and Trust Company, Alexandria, Tennessee
                                           from 1958 until June 1987

William D. Heydel, 69         1970         Retired in 1987; for the previous five years,
Director                                   Tennessee manager of American Family Life
                                           Assurance Company, Nashville, Tennessee

Robert C. Hilton, 61          1981         Chairman, President and CEO of Home Technology
Director                                   Healthcare, Inc., Nashville, Tennessee since
                                           October 1991

Charles E. Jones, Jr., 53     1981         President, Corporate Communications, Inc., an
Director                                   investor/shareholder communications
                                           and public relations firm, Nashville, Tennessee

Charles T. Lowe, Jr., 66      1970         Property developer and investor; owner and principal
Director                                   in privately-held yacht construction and sales
                                           companies and warehouse company; Retired in 1993
                                           as President of Travel World, Inc., a
                                           travel agency, Lebanon, Tennessee

B. F. Lowery, 61              1971         Attorney; President and Chairman, LoJac Companies,
Director                                   asphalt paving, highway construction and building
                                              materials supplier and contractor, Lebanon, Tennessee

Ronald N. Magruder, 51        1995         President and Chief Operating Officer of the
Director, President and                    Company since August 1995; Vice-Chairman of
Chief Operating Officer                    Darden Restaurants from December 1994 to August
                                           1995; Executive Vice President, General Mills
                                           Restaurants and President of Olive Garden
                                           from 1987 to 1994

Gordon L. Miller, 64          1974         Dentist, Lebanon, Tennessee
Director

Martha M. Mitchell, 58        1993         Senior Vice President (since January 1987) and
Director                                   Partner (since January 1993) of Fleishman-Hillard,
                                           Inc., an international communications consulting
                                           and public relations firm, St. Louis, Missouri

Jimmie D. White, 57           1993         Retired on December 11, 1995; Senior Vice President
Director                                   -Finance and Chief Financial Officer of the Company
                                           from 1985 to 1995

(1) Dan W. Evins and Edgar W. Evins are brothers.

Committees and Meetings

During the fiscal year ended July 31, 1998, the Board of Directors held five meetings. No incumbent director attended fewer than 75% of the total of all meetings of the Board and all committees on which he or she served in fiscal 1998.

The Executive Committee is currently composed of James C. Bradshaw, Robert V. Dale, Dan W. Evins, Charles E. Jones, Jr., B.F. Lowery, Ronald N. Magruder and Martha M. Mitchell. The Executive Committee has all the duties and powers of the Board of Directors, subject to the general direction, approval and control of the Board. The Executive Committee met three times during the fiscal year ended July 31, 1998.

The Stock Option Committee is currently composed of James C.
Bradshaw, William D. Heydel, Chairman, and Martha M. Mitchell. This committee, which met once during the fiscal year ended July 31, 1998, is responsible for the administration of the Company's
Incentive Stock Option Plan of 1982, its 1987 Stock Option Plan and its Amended and Restated Stock Option Plan.

The Audit Committee is currently composed of Edgar W. Evins, Robert
C. Hilton, Chairman, Gordon L. Miller and Jimmie D. White. This committee, which met two times during the fiscal year ended July 31, 1998, reviews the Company's internal accounting controls and systems, the results of the Company's annual audit and the Company's accounting policies and any change in those policies.

The Compensation Committee is currently composed of Robert V. Dale, Chairman, Edgar W. Evins, William D. Heydel and Robert C. Hilton. This committee, which met once during the fiscal year ended July 31, 1998, reviews and recommends to the Board of Directors the salaries, bonuses and other cash compensation of the executive officers of the Company.

The Nominating Committee is currently composed of Robert V. Dale, Chairman, Robert C. Hilton, B.F. Lowery, Charles E. Jones, Jr., Charles T. Lowe, Jr., Dan W. Evins and Ronald N. Magruder. The Nominating Committee meets once and reviews director nominees and makes recommendations to the Board of Directors prior to each Annual Meeting of shareholders. The Nominating Committee will consider nominees recommended in writing by shareholders who submit director nominations to the Company prior to the deadline for shareholder proposals as further described under "Proposals of Shareholders" later in this document.

The Ad Hoc Committee is currently composed of Robert V. Dale, Dan W. Evins, Chairman, Edgar W. Evins, Robert C. Hilton, Charles E. Jones, Jr., B.F. Lowery, Ronald N. Magruder and Martha M. Mitchell. This committee, which met two times during the fiscal year end July 31, 1998, meets to discuss long term corporate strategy or to work on special projects at the request of the Chairman of the Board from time to time during the year.

The Company pays to each of its outside directors an annual retainer of $20,000 plus $1,000 as a director's fee for each Board meeting attended. Outside directors who are members of the Executive Committee, Audit Committee, Compensation Committee and Stock Option Committee receive a fee of $1,000 for each committee meeting attended. The chairperson of these committees receives an additional fee of $200 for each committee meeting attended. All outside directors are reimbursed by the Company for out-of-pocket expenses incurred in connection with attendance at meetings. No director's fees are paid to directors who are also employees of the Company.

         PROPOSAL 2 -- APPROVAL OF APPOINTMENT OF AUDITORS

The Board of Directors has selected and appointed Deloitte & Touche LLP as independent auditors of the Company for the 1999 fiscal year, subject to shareholder approval. Deloitte & Touche LLP has served as the Company's independent auditors since the fiscal year ended July 31, 1973. A representative of Deloitte & Touche LLP is expected to be present at the Annual Meeting with the opportunity to make a statement, if the representative desires, and to be available to respond to appropriate questions.

For adoption of this proposal, the votes cast favoring the proposal must exceed the votes cast opposing it. The Board of Directors recommends that shareholders vote "FOR" the proposal. Proxies, unless they contain contrary written instructions, will be voted "FOR" the proposal.

                PROPOSAL 3 -- SHAREHOLDER PROPOSAL

The New York City Employees' Retirement System, Office of the Comptroller, 1 Centre Street, New York, New York 10007, has stated that it is the beneficial owner of 415,100 shares of Company Common Stock and has informed the Company that it intends to present the following proposal at the Annual Meeting:

WHEREAS, in February, 1991 the management of Cracker Barrel Old
Country Store restaurants announced a policy of discrimination in employment against gay men and lesbians; and,

WHEREAS, although Cracker Barrel management asserts that this discrimination policy has been rescinded, the Company has refused to rehire fired workers and media reports have indicated that gay and lesbian workers continue to be dismissed on the basis of their sexual orientation; and,

WHEREAS, employment discrimination on the basis of sexual orientation may deprive corporations of the services of productive employees, leading to less efficient corporate operations which in turn can have a negative impact on shareholder value;

RESOLVED, shareholders request the Board of Directors to implement non-discriminatory policies relating to sexual orientation and to add explicit prohibitions against such discrimination to its corporate employment policy statement.

For adoption of the proposal, the votes cast favoring it must exceed the votes cast opposing it. The Board of Directors recommends a vote "AGAINST" this proposal for the reasons cited below. Proxies, unless they contain contrary written instructions, will be voted "AGAINST."

The Company's Position

The Company currently complies with all applicable local, state and federal employment laws and adheres to equal opportunity hiring policies which require that the Company hire employees without regard to race, color, creed, age or gender. In addition, the Company desires to hire the broadest range of qualified and capable employees for all positions within the Company. Because the Company already adheres to such a broad policy and because it rescinded several years ago any policies which may have been regarded as discriminatory, the Board of Directors does not believe that a specific non-discrimination policy relating to sexual orientation is appropriate or necessary.

The Board of Directors for these reasons recommends a vote "AGAINST" this shareholder proposal.

             PROPOSAL 4 -- FORMATION OF A HOLDING COMPANY

General

At the Annual Meeting to be held on November 24, 1998, the shareholders of the Company will be asked to adopt a resolution approving the Plan of Merger under which Acquisition Corp. will be merged with and into the Company. Completion of the Merger will have the result of reorganizing the Company into a holding company structure. Subsequent to the consummation of the Merger, CBRL Group, Inc. will become a holding company and the parent of the Company. Prior to the Merger, the Holding Company was formed as a wholly-owned subsidiary of the Company. Acquisition Corp. is a wholly-owned subsidiary of the Holding Company incorporated for the sole purpose of facilitating the conversion to a holding company structure. Pursuant to the proposed reverse triangular merger form of transaction, at the effective date of the Merger of Acquisition Corp. into the Company, the surviving company will be conducted as a wholly-owned subsidiary of the Holding Company. As a result of the Merger, the shares of Company Common Stock currently held by the Company's shareholders will be converted by virtue of the Merger into shares of Holding Company Common Stock. All shareholders of the Company will thereby become shareholders of the Holding Company and will retain the same percentage of ownership of Holding Company Common Stock as each shareholder had in Company Common Stock. Holders of stock options to purchase Company Common Stock will retain options to purchase the same amount of Holding Company Common Stock. Following the Merger, the Company's business will continue unchanged under the name "Cracker Barrel Old Country Store, Inc." with the same management and employees. Also at the effective date of the Merger, the Holding Company will own all of the outstanding common stock of the Company and the Holding Company Common Stock will be the stock traded over-the-counter and quoted on the Nasdaq National Market. The Holding Company Common Stock will be traded under the same trading symbol, CBRL, as the Company Common Stock was previously traded. After the Merger, Acquisition Corp. will cease to exist as a legal entity.

Pursuant to Tennessee corporate law, the shareholders of the Company do not possess dissenters' rights of appraisal in the vote on the Merger because the Company's shares are traded on the Nasdaq
National Market.

The Board of Directors has determined the advisability of the adoption of the Plan of Merger and recommends a vote "FOR" the proposal. Proxies, unless they contain contrary written instructions, will be voted "FOR" the proposal.

Purpose of Transaction

In recent years, many corporations have reorganized their corporate structure to that of a holding company due to the business advantages of such a corporate arrangement. The Board of Directors of the Company has determined that a holding company structure is in the best interests of the Company. By allowing for clear delineation between several operating businesses, a holding company structure will afford greater flexibility in carrying on the Company's business activities and in responding effectively to future needs and opportunities to expand the Company. It will provide an opportunity for diversification, either through newly-formed subsidiaries or by acquisition of established companies. It will permit the Holding Company to own other subsidiaries unrelated to the Company in a structure that protects the Company from some of the risks or liabilities associated with a new or acquired company. In addition, the Holding Company's charter and bylaws will take advantage of certain provisions of Tennessee corporate law that may have the effect of preventing an unwanted takeover of the Company. See "COMPARISON OF SHAREHOLDER RIGHTS."

Summary of Agreements

A copy of the Plan of Merger is attached as Appendix A to this Proxy Statement and Prospectus and is incorporated in this document by reference. The following paragraphs describe the conversion, Merger and related transactions. However, for more complete information, you should read the Plan of Merger, attached as Appendix A, and Appendices A-1 and A-2 containing the charter and bylaws of the Holding Company. The charter of the surviving corporation in the Merger shall be the current charter of the Company.

The Company, Acquisition Corp. and the Holding Company have entered into the Plan of Merger which sets forth the terms of the Company's conversion to a holding company structure. Under the Plan of Merger, Acquisition Corp. will be merged with and into the Company. Upon consummation of the Merger, each outstanding share of $0.50 par value Company Common Stock will by operation of law be converted into one share of $0.01 par value Holding Company Common Stock. Consequently, the shareholders of the Company and their respective share holdings, as a percentage of ownership, immediately prior to the consummation of the Merger will be identical to those of the Holding Company immediately after consummation of the Merger. A maximum of ________ shares of Holding Company Common Stock will be issued pursuant to the Merger. See "DESCRIPTION OF COMMON STOCK OF THE COMPANY AND THE HOLDING COMPANY." In addition, see "COMPARISON OF SHAREHOLDER RIGHTS" for a discussion of the rights of shareholders of the Company as compared to shareholders of the Holding Company.

As of the effective date of the Merger, Acquisition Corp. will cease to exist as a legal entity, and the corporate identities and business of both the Company and Acquisition Corp. will be combined. Because the Company will be the surviving company after the Merger, the business and all other aspects of the Company will be identical to that of the Company prior to the Merger and will continue to be conducted under the name "Cracker Barrel Old Country Store, Inc." with the same officers, offices, properties and personnel.

Shareholder Vote Required

The affirmative vote of the holders of a majority of Company Common Stock, or ________ shares, issued and outstanding on the Record Date is required to approve the Plan of Merger. The Merger will convert the Company into a holding company structure through the statutory Merger of Acquisition Corp. with and into the Company. The Company will thereafter be a wholly-owned subsidiary of the Holding Company.

Conditions of the Merger

Under the Plan of Merger, the consummation of the Merger is conditioned, among other things, upon the following:

(a) The Plan of Merger must be duly adopted and approved by the affirmative vote of the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote on the proposal.

(b) The shares of Holding Company Common Stock into which the shares of Company Common Stock will be converted upon the consummation of the Merger must be validly issued and outstanding, fully paid and non-assessable.

(c) The conversion must be a tax-free reorganization so that no gain or loss will be recognized by the shareholders of the Company upon the conversion of shares of the Company into shares of the Holding Company pursuant to the Merger.

Consummation of the Merger is also subject to the accuracy in all material respects of various representations and warranties of the Company, the Holding Company and Acquisition Corp. with respect to their financial condition and other matters, and the completion by the parties of various other requirements.

Amendment or Abandonment of the Plan of Merger

The Plan of Merger may be amended only by written agreement of all the parties to it. The Plan of Merger provides that the Company, the Holding Company and Acquisition Corp. may amend the Plan of Merger, by action of their Boards of Directors, either before or after the shareholders of the Company have adopted the Plan of Merger, in order to facilitate the Merger or to comply with any applicable law or order of any court, public agency or authority. However, no such amendment may change, to the detriment of the Company's shareholders, the ratio set forth in the Plan of Merger for converting Company Common Stock into Holding Company Common Stock.

The Plan of Merger will terminate and become void and of no effect, despite prior approval by the shareholders of the Company, if the Company, the Holding Company and the Acquisition Corp. Boards of Directors all adopt resolutions prior to the consummation of the Merger stating that it is not advisable under then existing circumstances to effectuate the Merger.

Conversion of Shares and Exchange of Certificates

Upon consummation of the Merger, each outstanding share of Company Common Stock will automatically be converted, by operation of law, into one share of Holding Company Common Stock. After the Merger is effected, Company shareholders will become Holding Company shareholders and they will be requested to return their certificates for Company Common Stock to the Holding Company's stock transfer agent (the "Stock Transfer Agent") in order to receive certificates representing Holding Company Common Stock in exchange. If a shareholder is unable to produce the certificate(s) representing his or her shares of Company Common Stock, that shareholder may deliver instead (i) evidence reasonably satisfactory to the Stock Transfer Agent that such certificate(s) have been lost, mislaid, wrongfully taken or destroyed, (ii) any security or indemnity reasonably requested by the Stock Transfer Agent, and (iii) evidence reasonably satisfactory to the Stock Transfer Agent that the shareholder is the owner of the shares represented by the certificates claimed to be lost, mislaid, wrongfully taken or destroyed and that he or she is the person entitled to present each stock certificate and to receive Holding Company Common Stock in exchange pursuant to the Plan of Merger. If any certificate representing Holding Company Common Stock is to be issued in a name other than that in which the certificate(s) for shares of the Company Common Stock surrendered for exchange is registered, the surrendered certificate(s) must be properly endorsed or otherwise be in proper form for transfer, and the person requesting transfer must pay to the Holding Company or its transfer agent any applicable transfer or other taxes applicable to issuance of the certificate.

If a shareholder fails to surrender his or her Company Common Stock certificates or to satisfy the above-listed conditions with respect to a lost, mislaid, wrongfully taken or destroyed certificate, that shareholder will, upon consummation of the Merger, cease to have any rights with respect to Company Common Stock and each Company Common Stock certificate will be deemed for all purposes to evidence ownership of the number of Holding Company shares into which the Company Common Stock has been converted. Dividends and other distributions, if any, that become payable on Holding Company Common Stock will be retained by the Holding Company until surrender of the certificates evidencing shares of Company Common Stock or satisfaction of any other conditions specified by the Holding Company Board of Directors, at which time the withheld dividends and distributions will be paid in full, without interest.

Accounting Treatment

The Merger, if completed as proposed, will be a corporate reorganization whereby the Holding Company will record the financial statements of the Company at the Company's historical cost basis in a manner similar to a pooling of interests.

Federal Income Tax Aspects

The Merger of Acquisition Corp. into the Company and the resulting conversion of Company Common Stock into Holding Company Common Stock will, for federal tax purposes, result in the following tax effects:

1. The proposed statutory Merger will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) and
Section 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the "Code"). The Company, Acquisition Corp. and the Holding Company will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

2. No gain or loss will be recognized by the Company upon the transfer of substantially all of the assets of Acquisition Corp. in exchange for the Holding Company Common Stock, and the assumption of all of Acquisition Corp.'s liabilities by the Company.

3. No gain or loss will be recognized by either the Holding Company or Acquisition Corp. upon the acquisition by the Company of substantially all of the assets of Acquisition Corp. upon the conversion of Company Common Stock into Holding Company Common
Stock.

4. The basis of the assets of Acquisition Corp. acquired by the Company will be the same in the hands of the Company as the basis of such assets in the hands of Acquisition Corp. immediately prior to the Merger. The holding periods of the assets of Acquisition Corp. received by the Company will include the periods for which those assets were held by Acquisition Corp.

5. No gain or loss will be recognized by the shareholders of the Company upon the conversion of Company Common Stock into Holding
Company Common Stock.

6. The federal income tax basis of the shares of the Holding Company Common Stock received by the shareholders of the Company will be the same as the basis of the Company Common Stock surrendered.

7. The Company shall take into account as of the date of the proposed Merger (as defined in Section 1.381(b)-1(b) of the Regulations promulgated under Code Section 381), the items described in Section 381(c) of the Code subject to the conditions and limitations of Sections 381, 382, 383 and 384 of the Internal
Revenue Code of 1986 and the regulations thereunder.

The Plan of Merger provides that any of the parties may terminate the Plan of Merger prior to the consummation of the Merger if the tax-free nature of the conversion will not occur or is threatened.


DESCRIPTION OF CAPITAL STOCK OF THE COMPANY AND THE HOLDING COMPANY

General

The Company's capital stock consists of 150 million shares of common stock, par value $0.50 per share ("Company Common Stock"), of which _______ shares are outstanding as of the Record Date. The Holding Company's capital stock consists of 500 million shares, of which 400 million shares are classified and designated as $0.01 par value per share common stock ("Holding Company Common Stock") and 100 million shares are classified and designated as $0.01 par value per share preferred stock ("Holding Company Preferred Stock"). With respect to the Holding Company Preferred Stock, the charter of the Holding Company provides that the Board of Directors of the Holding Company may determine or revise in whole or in part, to the full extent permitted under Tennessee Law, the preferences, limitations and relative rights of Holding Company Preferred Stock.

As of the date of this document, the Holding Company has one share of Holding Company Common Stock issued and outstanding and held by the Company. Upon the consummation of the Merger, the one share of Holding Company Common Stock will be canceled, and all of the issued and outstanding shares of Company Common Stock will, by operation of law, be converted into Holding Company Common Stock on a one-for-one basis. In addition, all outstanding stock options to purchase Company Common Stock shall become, by virtue of the Merger, options to purchase Holding Company Common Stock in the same amounts and on the same terms and conditions as prior to the Merger. The capitalization of the Company immediately before the Merger and of the Holding Company immediately after the Merger will therefore be substantially identical.

Dividends

Tennessee corporation law provides that, except when a company is unable to pay its debts or its assets are less than its liabilities, the board of directors may make distributions to its shareholders subject to restrictions stated in its charter. The Company's charter does not impose any restrictions on the Board of Directors' ability to make distributions to Company shareholders, neither does the Holding Company's charter; however, in the event the Board of Directors designates preferential dividends for the Holding Company Preferred Stock or any series of Preferred Stock, the Holding Company Common Stock may not receive dividends on the Holding Company Common Stock until such time as dividends are paid to the holders of Holding Company Preferred Stock. The charter of the Holding Company also provides that the Board of Directors may declare and issue a share dividend consisting of one class or series of stock in respect to the shares of the same or another class or series of stock of the Holding Company. The Holding Company has no intention at this time to issue Holding Company Preferred Stock.

Preemptive Rights

The Company and the Holding Company charters do not provide for preemptive rights for their shareholders.

                 COMPARISON OF SHAREHOLDER RIGHTS

The Holding Company's charter and bylaws contain certain corporate governance provisions which may have the effect of discouraging attempts to change control of the Holding Company without the prior approval of its Board of Directors. The Company previously has relied on the protections provided by the Tennessee Business Corporation Act (the "TBCA"), and the Company's current charter and bylaws contain only limited protective provisions. This section includes a brief summary of the Holding Company provisions and of their respective advantages and disadvantages.

Removal of Directors

The Company's bylaws provide that any or all of the directors may be removed either with or without cause by a proper vote of the shareholders and may be removed with cause by a majority vote of the entire Board. "Cause" includes a director willfully or without reasonable cause being absent from any regular or special meeting for the purpose of obstructing or hindering the business of the Company.

The Holding Company's charter, as permitted by the TBCA, provides that the shareholders of the Holding Company may only remove a director for cause. The Board may remove any or all of the directors for cause by a vote of a majority of the entire Board of Directors. Limiting the removal of a director for only cause will have the effect of making it more difficult for an unwanted or unfriendly potential acquiror to replace or remove some or all of the Board of Directors.

Amendments to Charter and Bylaws

The Company's charter is silent regarding the amendment of the charter. Where the charter is silent, the TBCA governs the amendment of a company's charter. The TBCA provides that, unless the charter provides otherwise, the Board of Directors may adopt one or more amendments to a company's charter without shareholder action to, among other things: (i) delete the initial directors and the initial registered agent or registered office; (ii) designate or change the address of the principal office of the company; (iii) change each issued and unissued authorized share of an outstanding class into a greater number of whole shares if the corporation has only shares of that class outstanding; (iv) designate the street address, zip code and county of the corporation's current registered office and the name of the registered agent; and (v) take other simple, ministerial actions. Director and shareholder approval is required for all other amendments by a majority vote.

The Holding Company's charter provides for the amendments of both the charter and the bylaws. The charter may be amended or revised in accordance with the TBCA, however, any amendment, alteration, addition or repeal of Sections 5(c) (Preferred Stock), 6 (No Preemptive Rights), 7 (Special Shareholders' Meeting), 8 (Removal of Directors), 9 (Director Liability and Indemnification), 10 (Business Combinations), 11 (Control Share Acquisitions) and 12 (Charter and Bylaws Amendments), and any reduction in the maximum number of shares of the Company has authority to issue under Section 5(a) may only be taken by the affirmative vote of at least 75% of the outstanding shares of capital stock of the Company entitled to vote on those matters, considered as one class.

The Company's bylaws provide that, except as otherwise permitted by law, the bylaws may be amended, added to or repealed either by: (i) a majority vote of the shares represented at any duly constituted shareholders' meeting or (2) a majority vote of the entire Board of Directors. Any change in the bylaws made by the Board of Directors, however, may be amended or repealed by the shareholders.

The Holding Company's bylaws may be amended or revised in accordance with the TBCA, however, any amendment, alteration, addition or repeal of Section 1.02 (Number of Directors), Article 8 (Indemnification of Directors, Officers, Others) and Article 11 (Amendment of Bylaws) may only be taken by the affirmative vote of the holders of 75% of the outstanding shares of capital stock of the Company entitled to vote on those matters, considered for the purposes of the section of the bylaws as one class.

Management believes that increasing the affirmative vote required to amend certain sections of the Holding Company's charter and bylaws may have the general effect of discouraging or rendering more difficult unwanted takeover attempts because the vote of a supermajority of the shareholders will be necessary to approve amendments to the charter or bylaws that would facilitate the takeover of the Company. These provisions would be beneficial to current management in an unfriendly takeover attempt, but would have an adverse effect on shareholders who might wish to participate in such a transaction. However, management believes that these provisions are advantageous to shareholders in that they will require a higher level of shareholder participation and consent than currently would be required for the Company and therefore would increase the discussion and understanding of any such proposal.

Indemnification and Liability of Directors and Officers

The TBCA provides that a company's charter may contain a provision eliminating or limiting the personal liability of a director to the company or its shareholders for monetary damages for breach of fiduciary duty as a director; however, the charter may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the company or its shareholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law or (iii) for liability for unlawful distributions set forth in the TBCA.

The charter of the Company provides for the limitation of director liability to the fullest extent provided by the TBCA, and further provides that no amendment or repeal of such provision shall apply to or have any effect on the liability or alleged liability of any director for or with respect to any acts or omissions of that director occurring prior to the amendment. The Company's bylaws set forth that no person shall be liable for any loss or damage suffered on account of any action taken or omitted to be taken on account of being an officer or a director in good faith and in accordance with the standard of conduct set forth in the TBCA. The charter and bylaws of the Holding Company also limit liability to the full extent permitted by the current TBCA and any future amendments.

With respect to the indemnification of directors of a corporation, the TBCA provides that a corporation may indemnify a director against liability incurred if such director conducted himself or herself in accordance with the standard contained in the TBCA. The TBCA further provides that unless limited by the charter, a company must indemnify a director who was successful in any proceeding to which he or she was a party. The TBCA also allows for the indemnification of officers, employees and agents, unless the charter provides otherwise, and permits a company to obtain insurance in order to indemnify directors, officers, employees and agents.

The charter of the Company is silent regarding indemnification and, therefore, is governed by the TBCA. The Company's bylaws provide for indemnification to the fullest extent permitted under the law. The charter for the Holding Company provides for the power to indemnify directors, officers, employees and agents to the full extent provided by the TBCA and allows the Holding Company to purchase insurance to do so. The bylaws of the Holding Company mandate that the Holding Company indemnify directors, officers and others to the full extent permitted by the applicable law. The Holding Company's bylaws also provide for the advancement of expenses in certain proceedings.

Special Shareholders Meetings

The TBCA provides that, unless the charter provides otherwise, the holders of 10% of all of the votes entitled to vote on a matter may demand a special meeting of shareholders. The Company's charter is silent as to special meetings, but the Company's bylaws provide that special meetings of the shareholders may be called upon the written demand delivered to the secretary of the Company by the holders of at least 10% of all votes entitled to be cast on any issue proposed to be considered at the special meeting. The Holding Company's charter provides that the holders of at least 20% of all votes entitled to be cast on an issue proposed to be considered at a special meeting is necessary for the call of a special meeting by the shareholders. Although the Company is not aware of any group of shareholders who would contemplate a takeover attempt, the effect of this provision is to protect the Holding Company from hostile takeover attempts by requiring a larger block of shareholders holding a greater percentage of shares to call a special meeting.

Certain Extraordinary Corporate Actions

Subject to the application of the Tennessee Business Combination Act (the "Business Combination Act") and the Tennessee Control Share Acquisition Act (the "Control Share Acquisition Act"), the affirmative vote of the holders of a majority of the issued and outstanding capital stock of the Company is required with respect to a merger or consolidation of the Company with another company or the sale of all or substantially all of the Company's assets.

Within the TBCA, the Business Combination Act and the Control Share Acquisition Act provide certain antitakeover protections for Tennessee corporations. The Business Combination Act governs all Tennessee companies. The Business Combination Act imposes a five-year standstill on transactions such as mergers, share exchanges, sales of assets, liquidations and other interested party transactions between Tennessee corporations and "interested shareholders" and their associates or affiliates, unless the business combination is approved by the Board of Directors before the interested shareholder goes above the 10% ownership threshold. Thereafter, the transaction either requires a two-thirds vote of the shareholders other than the interested shareholder or must satisfy certain fair price standards.

The Business Combination Act also provides for additional exculpatory protection for the Board of Directors in resisting mergers, exchanges and tender offers if a Tennessee corporation's charter specifically opts in to such provisions. A Tennessee corporation's charter may specifically authorize the members of a board of directors, in the exercise of their judgment, to give due consideration to factors other than price and to consider whether a merger, exchange, tender offer or significant disposition of assets would adversely affect the corporation's employees, customers, suppliers, the communities in which the corporation operates or any other relevant factor in the exercise of their fiduciary duty to the shareholders.

The Company, although protected by the Business Combination Act, has not opted in to the exculpation provisions in its charter. The charter of the Holding Company expressly opts in and provides for exculpation of the Board of Directors to the full extent permitted under the Business Combination Act. The opt in will have the effect of protecting the Holding Company from unwanted takeover bids, because the Board of Directors is permitted by the charter to take into account all relevant factors in performing its duly authorized duties and acting in good faith and in the best interests of the Holding Company.

The Control Share Acquisition Act limits the voting rights of shares owned by a person above certain percentage thresholds unless the non-interested shareholders of the corporation approve the acquisition above the designated threshold. However, the Control Share Acquisition Act applies only to corporations whose charter or bylaws contain an express declaration that control share acquisitions are to be governed by the Control Share Acquisition Act. In addition, the charter or bylaws must specifically provide for the redemption of control shares or appraisal rights for dissenting shareholders in a control share transaction. The Company charter does not refer to the Control Share Acquisition Act, but the Holding Company's charter and bylaws make all of the express declarations necessary to avail the Holding Company of the full protection under the Control Share Acquisition Act.

The provisions described above will have the general effect of discouraging, or rendering more difficult, unfriendly takeover or acquisition attempts. Consequently, such provisions would be beneficial to current management in an unfriendly takeover attempt but could have an adverse effect on shareholders who might wish to participate in such a transaction. However, management believes that such provisions are advantageous to shareholders in that they will permit management and the shareholders to carefully consider and understand a proposed acquisition and may require a higher level of shareholder participation in the decision.

          INFORMATION CONCERNING THE HOLDING COMPANY

General

The Holding Company was incorporated under the laws of the State of Tennessee on August 7, 1998, at the direction of the Company's Board of Directors, to engage in the business of a holding company that will own one or more operating subsidiaries. Acquisition Corp., a Tennessee corporation, was formed as a subsidiary of the Holding Company for the purpose of facilitating the holding company conversion. Both the Holding Company and Acquisition Corp. will remain dormant from their respective formations and will not begin to conduct business until the Merger becomes effective. Immediately following the Merger, the Holding Company's sole asset will be 100% of the outstanding capital stock of the Company, which will be the surviving operating company.

The Holding Company will conduct its business from offices located at 305 Hartmann Drive, Lebanon, Tennessee 37087, telephone number
615.444.5533. Upon the consummation of the Merger, the Holding Company Common Stock will be traded over-the-counter and quoted on the Nasdaq National Market under the same symbol, "CBRL", as the Company uses currently.

Directors and Executive Officers

The Holding Company's Board of Directors will consist of 13 members. Initially, the Board of Directors of the Holding Company will be identical to the Company's Board of Directors.

The Directors and Officers of the Holding Company are:

                          Directors

James C. Bradshaw   Robert C. Hilton        Gordon L. Miller
Robert V. Dale      Charles E. Jones, Jr.   Martha M. Mitchell
Dan W. Evins        Charles T. Lowe, Jr.    Jimmie D. White
Edgar W. Evins      B.F. Lowery
William D. Heydel   Ronald N. Magruder

                         Officers

Chairman and Chief Executive Officer:          Dan W. Evins
President and Chief Operating Officer:         Ronald N. Magruder
Vice President, General Counsel and Secretary: James F. Blackstock Senior Vice President, Finance,
   Chief Financial Officer and Treasurer:      Michael A. Woodhouse


                INFORMATION CONCERNING THE COMPANY

General

The Company was organized as a Tennessee corporation in 1969 and has been in continuous operation since that date. It is engaged in the restaurant and retail business with stores in 35 states. The Company is currently traded over-the-counter and is quoted on the Nasdaq National Market. Following the consummation of the Merger of Acquisition Corp. into the Company, Acquisition Corp.'s common stock will, by operation of law, no longer exist. In the Merger, all issued and outstanding shares of Company Common Stock will, by virtue of the Merger, be converted into the same number of shares of Holding Company Common Stock, and the Holding Company Common Stock will then be the stock quoted on the Nasdaq National Market.

Directors and Officers

The Board of Directors as elected at the Annual Meeting of Shareholders for which this Proxy Statement and Prospectus was prepared shall remain as the Company's Board of Directors until the next annual meeting and until their successors are duly elected and qualified and confirmed. The officers of the Company will be elected by the Board of Directors at the annual meeting of the Board of Directors to be held immediately following the Annual Meeting.

Security Ownership of Certain Beneficial Owners and Management

The following information pertains to Company Common Stock beneficially owned, directly or indirectly, by 5% or greater shareholders as reported to the Company by NASD, as of September 25, 1998.

                                                  Percent
Name and Address          Amount and Nature of    of Class
of Beneficial Owner       Beneficial Ownership    (Common Stock)
-------------------       --------------------    --------------
Montag & Caldwell Inc.         __________              ___%
3343 Peachtree Rd. N.E.
Atlanta, GA 30326

The following information pertains to Company Common Stock beneficially owned, directly or indirectly, by all directors and nominees and by all directors and officers as a group, as of September 25, 1998. Unless otherwise noted, the named persons may be contacted at the Company's executive offices and they have sole voting and investment power with respect to the shares indicated.

                                                  Percent
Names of              Amount and Nature of        Of Class
Beneficial Owners     Beneficial Ownership (1)    (Common Stock)
------------------    ------------------------    -------------
James C. Bradshaw      _____________               ___________
Robert V. Dale         _____________               ___________
Dan W. Evins           _____________               ___________
Edgar W. Evins         _____________               ___________
William D. Heydel      _____________               ___________
Robert C. Hilton       _____________               ___________
Charles E. Jones, Jr.  _____________               ___________
Charles T. Lowe, Jr.   _____________               ___________
B.F. Lowery            _____________               ___________
Ronald N. Magruder     _____________               ___________
Gordon L. Miller       _____________               ___________
Martha M. Mitchell     _____________               ___________
Jimmie D. White        _____________               ___________

All Officers and
Directors
as a group
(39 persons)           _____________               ___________

*Less than one percent

(1) Includes the following number of shares subject to options exercisable by the named holders within 60 days:

James C. Bradshaw       ________  Charles T. Lowe, Jr.  ________
Robert V. Dale          ________  B.F. Lowery           ________
Dan W. Evins            ________  Ronald N. Magruder    ________
Edgar W. Evins          ________  Gordon L. Miller      ________
William D. Heydel       ________  Martha M. Mitchell    ________
Robert C. Hilton        ________  Jimmie D. White       ________
Charles E. Jones, Jr.   ________

All Officers and Directors as a group (39 persons)    __________

The shares described in this note are deemed to be outstanding for the purpose of computing the percentage of outstanding Common Stock owned by each named individual and by the group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

(2) Includes shares owned jointly with spouse, with whom voting and investment power is shared: Dr. Bradshaw 403,049 and Mr. Heydel
400,657.

(3) Includes 223 shares owned by Mr. Evins' wife in her SEP, for which voting and investment power is shared.

(4) Voting and investment power with respect to 43,491 shares is shared by Mr. Lowe and his wife, the owner of these shares.

Report of the Compensation Committee and the Stock Option Committee of the Board of Directors on Executive Compensation

The Company's compensation policies for its executive officers are administered by two committees of the Board of Directors - the Compensation Committee and the Stock Option Committee. All members of these committees are outside, non-employee directors.

The primary components of executive compensation are base salary, bonus and longer-term incentives such as stock options. The Compensation Committee recommends to the Board of Directors the salaries and bonus plan for the executive officers. The Stock Option Committee administers the stock option plans pursuant to which all employee stock options are granted.

Base Salary. In setting the fiscal 1998 base salary for each executive officer, the Compensation Committee reviewed the then-current salary for each of the officers in relation to average salaries within the industry for comparable areas of responsibility as presented in a report prepared for the Company by independent executive compensation consultants. In addition, the Compensation
Committee considered the contribution made by each executive officer during fiscal 1997, as reported by the Chief Executive Officer, and it considered salary recommendations made by the Chief Executive
Officer based on information prepared by management, for the executive officers other than the Chairman and Chief Executive
Officer, Dan W. Evins.

Except for recommendations from management, the Compensation
Committee employed procedures similar to those used for each of the other executive officers to determine the fiscal 1998 salary for Dan
W. Evins.

Bonus. The Compensation Committee has determined that the financial performance of the Company should be a significant factor in rewarding its executive officers. Therefore, in July of each year, the Compensation Committee reviews the expected financial performance of the Company for the concluding fiscal year and considers the internal budget established for the next fiscal year in setting certain financial goals and criteria for executive officer bonuses.

In fiscal 1998, the Company operated pursuant to a Management Incentive Plan affecting executive officers and senior managers. The purpose of the Management Incentive Plan is to link individual job performance and resulting compensation to the financial performance of the Company. This ensures that all participants achieve individual goals while remaining focused on the Company's overall financial results. The Plan is also designed to ensure that participants' financial interests remain directly tied to those of the Company's shareholders. A participant's target bonus percentage varies based on salary grade level.

Generally, bonus awards are calculated based on the following factors: (i) Company financial results compared to the Company's business plan, (ii) individual performance against his or her stated goals, (iii) the individual's fiscal year base salary amount, and
(iv) the individual's target bonus percentage. Maximum bonus percentages available to executive officers range from 75% to 225% of base salary (225% for Mr. Evins, 180% for Mr. Magruder, and Mr. Woodhouse, 135% for Mr. Adkins and Mr. Parsons, 105% for all other senior officers, and from 75% to 105% for all other executive officers.) Bonuses earned for fiscal 1997, as a percent of total salary and bonuses, were 146% for Mr. Evins, 117% for Mr. Magruder, 117% for Mr. Woodhouse, 91% for Mr. Adkins, and 90% for Mr. Parsons.

Stock Options. In contrast to salary and bonus awards, which are generally for past work performance, stock options are intended to encourage future performance which contributes to stock price appreciation. They are granted at an exercise price which is equal to the closing market price of Company Common Stock on the day before the date of grant, and therefore have no value until the stock trading price increases.

The Stock Option Committee has generally granted nonqualified stock options annually. In recent years, the Committee has extended option grants down into the organization as far as the top hourly level positions in the stores. See "Stock Option Plans" later in this document.

Stock Performance Graph. The following graph sets forth the yearly percentage change in the cumulative total shareholder return on Company Common Stock during the preceding five fiscal years, ended July 31, 1998, compared with the Standard & Poor's 400 MidCap Index and a Total Return Index comprised of all NASDAQ companies with the same two-digit SIC (Standard Industrial Classification) code (58 - Eating and Drinking Places) as the Company.


                        1993    1994    1995   1996  1997  1998

CBRL                     100     90      80     85    112   117
NASDAQ (SIC Code 58XX)   100     91     102     99     90    78
S&P 400 MIDCAP           100    104     129    139    202   225

Summary Compensation Table. The following table sets forth information concerning the compensation of the Chief Executive Officer and the four other most highly compensated executive officers who served in such capacities as of July 31, 1998.


                                                                      Long Term
                                  Annual Compensation                Compensation
                               -------------------------   -------------------------------------
                                                              Securities
                                                              Underlying   Restricted
              Principal       Fiscal                          Options      Stock       Other Annual
Name          Position        Year       Salary (1)   Bonus   Granted      Awards (1)  Compensation
------         ----------     --------   ------     --------  -------      ----------  ------------
Dan W. Evins  Chairman of the   1998    $385,000   ________   40,000            --        _________
              Board and Chief   1997     385,000   $545,613   40,000            --        $ 31,439
              Executive Officer 1996     385,000    299,330   40,000            --          30,753

Ronald N.
 Magruder     President and     1998     ________   _______   40,000            --        ________
              Chief Operating   1997     350,000    396,809   35,000            --         104,814
              Officer           1996     344,697    217,694  285,000      $656,000           1,740

Michael A     Senior Vice       1998    $231,000    _______   25,000            --        ________
Woodhouse     President/Finance 1997     231,000    261,894   25,000            --          95,762
              and Chief         1996     141,667    110,000   25,000        93,750          10,310
              Financial Officer

Michael D.    Senior Vice       1998    $185,000     ______   25,000            --        ________
 Adkins       President/        1997     165,000    158,766   20,000            --           6,096
              Restaurant        1996     150,000     46,649   12,000            --           5,792
              Operations

Richard G.    Senior Vice       1998    $175,000     ______   22,500            --        ________
 Parsons      President/        1997     167,400    146,442   20,000            --           7,835
              Merchandising     1996     155,000     48,204   12,000            --           7,522

(1) On August 7, 1995, the effective date of Mr. Magruder's employment with the Company, he received a restricted stock award of 32,000 shares worth $656,000 based on the value of Company Common Stock on July 5,
 1995. The shares vest at a rate of 20% per annum, and based on the value of Company Common Stock at the end of fiscal 1998, were worth $968,000. On December 11, 1995, the effective date of Mr.
Woodhouse's employment with the Company, he received a restricted stock award of
 5,000 shares worth $93,750 based on the value of Company
Common Stock on December 8, 1995. These shares vest at a rate of 20% per annum, and based on the value of Company Common Stock at the and of fiscal 1998, were worth $151,250. No dividends are paid on these restricted shares until the shares actually vest.

(2) Includes premiums paid on Life and Disability insurance for coverage above that available to all salaried employees generally of
$29,893 for Mr. Evins, $1,740 for Mr. Magruder, $18,117 for Mr. Woodhouse, $4,418 for Mr. Adkins, and $6,663 for Mr. Parsons; the
Company's contributions to its 401(k) Employee Savings Plan for each named officer.

Options Granted During Fiscal Year Ended July 31, 1998. The following table sets forth all options to acquire shares of Company Common
Stock granted to the named executive officers during the fiscal year ended
 July 31, 1998.



Potential Realizable
                                                                  Value at Assumed
                                                                  Annual Rates of
                                                                  Stock Price Appreciation
                             Individual Grants (1)                for Option Term (2)
                       -----------------------------------------  ------------------------
                                % of Total
                                Options
                                Granted to
                                Employees   Exercise or
                    # Options   in Fiscal   Base Price   Expiration
Name                 Granted    Year        $/Share      Date            5%          10%
------------         --------   ---------   -----------  -----------  --------     -------
Dan W. Evins         40,000       2.5%       $31.00       09-25-07     $779,829   $1,976,241
Ronald N. Magruder   40,000       2.5%        31.00       09-25-07      779,829    1,976,241
Michael A. Woodhouse 25,000       1.6%        31.00       09-25-07      487,393    1,235,150
Michael D. Adkins    25,000       1.6%        31.00       09-25-07      487,393    1,235,150
Richard M. Parsons   22,500       1.4%        31.00       09-25-07      438,654    1,111,635

(1) The exercise price of the options granted is equal to the closing market price of Company Common Stock on the day before the date of grant. Options vest and become exercisable at a rate of 1/3 of the total number of shares specified in the option grant during each 12-month period following one year from the date of grant for all options granted during the fiscal year ended July 31, 1998. To the extent any optionee doesn't exercise an option as to all shares for which the option was exercisable during any 12-month period, the balance of the unexercised options shall accumulate and the option with respect to those shares will be exercisable at any later time before expiration. Options expire 10 years from the date of the grant.

(2) The potential realizable values illustrate values that might be realized upon exercise immediately prior to the expiration of the term of these options using 5% and 10% appreciation rates, as required by the Securities and Exchange Commission, compounded annually.
These values do not, and are not intended to, forecast possible future appreciation, if any, of the Company's stock price. Additionally, these values do not take into consideration the provisions of the options providing for vesting over a period of years or termination of options following termination of employment.

Option Exercises and Fiscal Year End Values.  The following table sets forth all stock options exercised during the fiscal year ended
July 31, 1998 by the named executive officers and the number and value of unexercised options held by these executive officers at fiscal year end.

                                            Number of Unexercised        Value of Unexercised In-The
                                            Options at FY-End            Money Options at FY-End(2)
                                            ---------------------------  ----------------------------
                   # Shares
                   Acquired     Value
                   on Exercise  Realized(1)  Exercisable  Unexercisable  Exercisable   Unexercisable
                   -----------  ----------   -----------  ------------   -----------   -------------
Dan W. Evins         20,000      $195,278     250,000       80,000        $1,886,390    $348,333
Ronald N. Magruder   30,000       243,750     268,333       61,667         2,579,998     180,628
Michael A. Woodhouse      0             0      25,000       50,000           254,169     220,833
Michael D. Adkins         0             0      51,792       42,333           373,971     144,498
Richard M. Parsons   22,780      $666,028     164,667       39,833        $2,598,253    $144,498

(1) Value realized is calculated based on the difference between the option exercise price and the actual sales price of shares sold, and the market value of Company Common Stock on the date of exercise for all shares of Mr. Evins and Mr. Magruder and for 2,780 shares acquired upon exercise but not sold by Mr. Parsons.

(2) The last trade of Company Common Stock as reported by NASDAQ on July 31, 1998 was $30.25. That price was used in calculating the value of unexercised options.

Executive Employment Agreements. An employment agreement has been granted to Dan W. Evins (Chairman and Chief Executive Officer) which, upon the occurrence of certain events, authorizes a severance payment approximately equal to three times his annual salary in effect on the date of termination. Although not intended primarily as a standard employment contract, the agreement does provide for payment of a specified annual salary which shall not be decreased, and which may be increased from time to time. This agreement does not preclude Mr. Evins' from participating in any other Company benefit plans or arrangements. Under the agreement, Mr. Evins may terminate his employment and receive the three-year severance payment if there is a "change in control of the Company" (as defined in the agreement), accompanied by: (1) a decrease in his base salary or bonus percentage; or (2) a reduction in the importance of his job responsibilities; or (3) a geographical relocation without his consent. The three-year severance payment shall also be made to Mr. Evins if the Company breaches the terms of the agreement. The employment agreement also describes rights to compensation if Mr. Evins' employment is terminated or suspended due to death, disability, poor performance or wrongful activities.

Effective August 7, 1995, the Company employed Mr. Ron Magruder as its Chief Operating Officer. On the date he signed his offer of employment, July 5, 1995, he was awarded an option under the 1987 Stock Option Plan for 250,000 shares of Company Common Stock at the market closing price on the previous day. These options vest at a rate of 1/3 each year and expire 10 years from the date of grant. To remedy Mr. Magruder's loss of non-vested options in the stock of his former employer, the Company provided him 32,000 shares of restricted Company Common Stock which vests at 20% each year. If Mr. Magruder's employment is involuntarily terminated for performance rather than for cause, the Company will provide him a severance package consisting of one year's base salary and estimated bonus, as well as $600,000. That amount decreases by 20% per year from the date of employment.

Effective December 11, 1995, the Company employed Mr. Michael Woodhouse as Senior Vice President of Finance and Chief Financial Officer. Mr. Woodhouse was granted an option under the 1987 Stock Option Plan for 25,000 shares of Company Common Stock on his start date, with the option vesting at a rate of 1/3 each year following one year from the grant date and expiring 10 years after the date of grant. To remedy Mr. Woodhouse's loss of non-vested options in the stock of his former employer, the Company granted him 5,000 shares of restricted Company Common Stock which vests at 20% per year.

Stock Option Plans. On February 25, 1982, the Company's Board of Directors adopted an incentive stock option plan, which was approved by the shareholders of the Company on November 23, 1982. The 1982 Plan authorized the Stock Option Committee to issue options to certain key employees for 2,475,095 shares of Company Common Stock, which were all granted prior to adoption of the 1987 Stock Option Plan and have been exercised. In response to the Tax Reform Act of 1986, the Company's Board of Directors voted to discontinue the 1982 Plan and adopt in its place the 1987 Stock Option Plan. The shareholders adopted the 1987 Plan at the 1987 Annual Meeting of shareholders.

The 1987 Plan would have expired on June 25, 1997. The Company's Board of Directors proposed that the 1987 Plan be amended and that it be retitled the Cracker Barrel Old Country Store, Inc. Amended and Restated Stock Option Plan (the "Current Plan"). The Board of Directors approved the adoption of the Current Plan on August 29, 1996 and the Company's shareholders approved the Current Plan on November 26, 1996. The Current Plan makes only non-qualified options available for grant, allows for the possibility of transferability and assignability of options, and is designed to facilitate continued compliance with Section 16 of the Securities Exchange Act of 1934, particularly Rule 16b-3.

The Current Plan, like the 1987 Plan and the 1982 Plan, is administered by the Stock Option Committee. Members of that Committee are directors appointed by the Board. Options may be granted to key executive personnel and other employees who hold responsible positions with the Company. The Stock Option Committee is authorized to determine, at time periods within its discretion and subject to the direction of the Board, which key employees shall be granted options, the number of shares covered by each option granted, and within applicable limits, the terms and conditions relating to the exercise of options. The Stock Option Committee may impose on the option, or its exercise, restrictions it deems reasonable and which are within the restrictions authorized by the Current Plan. The option price per share under the Current Plan must be at least 100% of the fair market value of a share of Company Common Stock at the close of business on the trading day immediately preceding the day the option is granted, and options must be exercised not later than 10 years after the grant date.

Pursuant to shareholder approval of an amendment to the Current Plan at the Company's Annual Meeting on November 25, 1997, the Stock
Option Committee is authorized to grant options to purchase an aggregate of 17,525,702 shares of Company Common Stock under the Current Plan. During fiscal 1998, the aggregate number of shares subject to options granted was 1,600,900 including 362,000 shares granted to the Company's executive officers as a group, which includes the individuals named in the Summary Compensation Table.
These options were granted at prices ranging from $31.00 to $32.00 per share, pursuant to the Current Plan and are exercisable as to not more than 1/3 of the total number of shares granted during each 12-month period following one year from the date of the grant. To the extent, however, that any optionee does not exercise an option as to all shares for which the option was exercisable during any 12-month period, the balance of unexercised options shall accumulate and the option will be exercisable with respect to those shares until the option expires.

The aggregate number of shares exercised pursuant to all employee stock option plans during fiscal 1998 was 1,095,255, including 116,493 exercised by the Company's executive officers as a group. The net value of shares purchased (market value less option exercise price) or cash realized upon exercise of options was $12,203,907 in the aggregate, including $1,647,520 relating to options exercised by the Company's executive officers as a group.

In 1989, the directors and shareholders of the Company adopted the 1989 Stock Option Plan for Non-Employee Directors (the "1989 Plan"). The total number of shares of Company Common Stock issuable upon the exercise of all options granted under the 1989 Plan could not, in the aggregate, exceed 1,518,750 shares. Under the 1989 Plan, all non-employee directors of the Company automatically received an annual stock option grant for 25,312 shares of Company Common Stock. There are no shares now available to be granted under the 1989 Plan. The 1989 Plan options became exercisable 6 months after the date of each grant. The stock options were granted at an exercise price equal to the fair market value of the underlying stock on the date of grant and expire one year from the date of a director's retirement from the Board. Mr. Robert V. Dale and Mr. James H. Stewart, who retired from the Board of Directors on November 26, 1996, exercised options under the 1989 Plan totaling 50,624 shares of Common Stock in fiscal 1998. The net value realized from those exercised options (market value less option exercise price) was $419,175.

Employee Savings Plans. 401(k) Employee Savings Plan - On September 24, 1996, the Board of Directors adopted the Godwins, Booke & Dickenson Prototype Profit-Sharing and Employee Savings Plan and Trust (the "401(k) Plan") as an Employee Savings Plan which provides for retirement benefits for employees, and which is qualified under
Section 401(k) of the Internal Revenue Code. Generally, all Company employees who have completed one year of service, who have worked in excess of 1,000 hours with the Company, and who have reached the age of 21, are eligible to participate. Eligible employees may elect to participate in the 401(k) Plan as of the beginning of each calendar month.

Eligible employees who choose to participate may elect to have up to 16% (not to exceed $10,000 in calendar 1998) of their compensation contributed to the 401(k) Plan. The Company matches 25% of employee contributions for each participant, up to 6% of the employee's compensation. In addition to these limits, employee contributions and the Company match for highly compensated participants are limited by a special annual nondiscrimination test imposed under
Section 401(k) of the Internal Revenue Code. This test uses the percentages of compensation contributed by, and matched for, rank and file participants to limit the contributions of, and Company match for, highly compensated participants.

Participants in the 401(k) Plan have a fully-vested interest in their contributions. A participant's interest in Company matching contributions begins to vest one year from the date of employment and continues to vest at the rate of 20% per year until fully vested. Generally participants may self-direct investments in one or more available mutual funds, but they may not withdraw either their contributions or their vested interest in Company matching contributions prior to retirement or termination of their employment with the Company. Limited hardship withdrawals are tightly controlled by the provisions of the 401(k) Plan and the Internal Revenue Code.

Deferred Compensation Plan - Effective January 1, 1994, the Company's Board of Directors adopted a Deferred Compensation Plan to provide retirement and incidental benefits for certain executive employees and outside directors of the Company. At the beginning of each calendar year, participants in this plan may make an election to defer a portion of their compensation. Interest is credited to each participant's account quarterly at a rate equal to the 10-year Treasury Bill rate in effect as of the beginning of the quarter, plus 1.5%. The total interest credited to all participants' accounts during fiscal 1998 was $60,831.

Non-Qualified Savings Plan - On December 21, 1995, the Company's Board of Directors adopted a Non-Qualified Savings Plan (the "Savings Plan") which became effective January 1, 1996. The Savings Plan is intended primarily to encourage savings on the part of a small group of management and highly compensated Company employees, who typically receive refunds from the Company's 401(k) Plan due to the required annual nondiscrimination test imposed under Section 401(k) of the Internal Revenue Code. In the discretion of the Company's Compensation Committee, other Company employees may also participate in the Savings Plan. Fundamentally, the Savings Plan allows participants to annually defer from 1% to 50% of their salary and bonus. Employee contributions are placed in a Company trust and are invested in a selection of mutual funds. The Company may in its discretion match employee contributions for each participant, up to 6% of the employee's compensation. Employees are at all times fully vested in their savings contributions, but only become vested in any Company match in increments of 20% per year. Currently, there is no Company matching contribution.


             OTHER TRANSACTIONS AND RELATIONSHIPS

The Company leases its stores in Clarksville, Tennessee and Macon, Georgia from B. F. Lowery, a director of the Company. Under the terms of an August 1981 agreement, Mr. Lowery purchased the land, constructed the restaurant buildings and facilities to the Company's specifications and leased the stores to the Company for a 15-year term. The annual rent for the Macon store is the greater of (i) 12% of the total initial cost of the land, buildings and improvements, or (ii) 5% of the total restaurant sales plus 3% of the gift shop sales. The annual rent for the Clarksville store is the greater of
(i) 12% of the total initial cost of the land, building and improvements, or (ii) 5% of the total restaurant sales plus 3% of the gift shop sales, if the total of those percentages exceeds $65,000. Taxes, insurance and maintenance are paid by the Company. The Company has options to extend the Clarksville and Macon leases for up to 20 years. During the fiscal year ended July 31, 1998, the Company paid a total of $364,821 in lease payments to Mr. Lowery. During the fiscal year ended July 31, 1998, the Company paid $37,500 as a retainer to Mr. Lowery for corporate legal services.

The Company uses the services of Corporate Communications, Inc., a financial public relations firm in Nashville, Tennessee, of which Charles E. Jones, Jr., a director of the Company, is president and the major shareholder. During the past fiscal year, the Company paid $24,000 to Corporate Communications, Inc. for services and $422,137 for reimbursement of direct expenses including preparation, distribution and design of the Company's annual report, proxy materials, and quarterly reports.

The foregoing transactions were negotiated by the Company on an arms-length basis, and management believes that these transactions are fair and reasonable and on terms no less favorable than those which could be obtained from unaffiliated parties.


                         EXPERTS

The consolidated financial statements incorporated in this Proxy Statement and Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended August 1, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in auditing and accounting.


                         LEGAL MATTERS

Certain legal matters will be passed upon for the Holding Company and the Company by Dinsmore & Shohl LLP, its special counsel, 1900 Chemed Center, 255 East Fifth Street, Cincinnati, Ohio 45202.


                    PROPOSALS OF SHAREHOLDERS

Shareholders intending to submit proposals for presentation at the Company's 1999 Annual Meeting of Shareholders, and for inclusion in the Proxy Statement and form of proxy for that meeting, should forward their proposals to the Corporate Secretary, Cracker Barrel Old Country Store, Inc., P.O. Box 787, Hartmann Drive, Lebanon, Tennessee 37088-0787. Shareholder proposals must be in writing, should be sent to the Company by certified mail, return receipt requested, and must be received by the Company prior to June 26, 1999. The Company may exercise discretionary voting authority under proxies solicited by it for the 1999 Annual Meeting of Shareholders if it receives notice of a proposed non-Rule 14a-8 shareholder action after September 9, 1999.


            ANNUAL REPORT AND FINANCIAL INFORMATION

A copy of the Company's Annual Report to Shareholders for fiscal year 1998 is being mailed to each shareholder with this Proxy
Statement and Prospectus. A COPY OF THE COMPANY'S ANNUAL REPORT ON
FORM 10-K, AND A LIST OF ALL ITS EXHIBITS, WILL BE SUPPLIED WITHOUT CHARGE TO ANY SHAREHOLDER UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL EXECUTIVE OFFICES: CRACKER BARREL OLD COUNTRY STORE, INC.
ATTENTION: INVESTOR RELATIONS, PO BOX 787, LEBANON, TENNESSEE 37088-0787. EXHIBITS TO THE FORM 10-K ARE AVAILABLE FOR A REASONABLE FEE.


                       OTHER BUSINESS

It is not anticipated that any other business will arise during the Annual Meeting as the management of the Company has no other business to present and does not know that any other person will present any other business. However, if any other business should be presented at the meeting, the persons named in the enclosed proxy intend to take such action as will be in harmony with the policies of the management of the Company.

                                                   APPENDIX A
                          PLAN OF MERGER

THIS PLAN OF MERGER, dated as of                       , 1998, by
and among CBRL ACQUISITION CORP., a Tennessee corporation
("Acquisition Corp."), CRACKER BARREL OLD COUNTRY STORE, INC., a
Tennessee corporation ("Cracker Barrel"), and CBRL GROUP, INC., a
Tennessee corporation ("Holding Company");

                       W I T N E S S E T H:

WHEREAS, Cracker Barrel is authorized to have outstanding
150,000,000 shares of Common Stock with a par value of $0.50 each ("Cracker Barrel Common Stock") of which, as of the date hereof, 65,000,000 shares are issued and outstanding; and

WHEREAS, Acquisition Corp. is authorized to have outstanding 100 shares of Common Stock without par value, each of which 100 shares are presently subscribed; and

WHEREAS, Holding Company, the sole subscriber to the shares of Acquisition Corp., has agreed to make available to Acquisition Corp. at the Closing that number of shares of its Common Stock with a par value of $0.01 per share ("Holding Company Common Stock") necessary to consummate the merger contemplated hereby; and

WHEREAS, the Directors of Cracker Barrel and Acquisition Corp. (such corporations being hereinafter sometimes called the "Constituent Corporations") and Holding Company deem it advisable for the mutual benefit of the Constituent Corporations, their respective shareholders and others that Acquisition Corp. be merged with and into Cracker Barrel upon the terms and conditions hereinafter set forth, and such Directors have approved this Plan of Merger;

NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained and in accordance with the laws of Tennessee, Holding Company, Cracker Barrel and Acquisition Corp. hereby agree that, subject to the terms and conditions hereinafter set forth, Acquisition Corp. shall be merged with and into Cracker Barrel and that the terms and conditions of such merger, including the mode of carrying the same into effect and the manner and basis of making distribution to the shareholders of the Constituent Corporations, shall be as follows:

                           ARTICLE I

1.1  Upon the Closing on the Closing Date, as defined in Article IV,
Section 4.1 below, Acquisition Corp. shall be merged with and into Cracker Barrel, which shall be the surviving corporation and shall continue to be governed by the laws of the State of Tennessee. Cracker Barrel, as such surviving corporation, is hereinafter sometimes referred to as the "Surviving Corporation".

                            ARTICLE II

2.1 From and after the Closing, the Charter of Cracker Barrel as in effect immediately prior to the Closing shall be the Charter of the Surviving Corporation until the same shall thereafter be further amended in accordance with law. From and after the Closing, the Bylaws of Cracker Barrel as in effect immediately prior to the Closing shall be the Bylaws of the Surviving Corporation until the same shall thereafter be amended in accordance with law. The Surviving Corporation reserves the right to amend, alter, change or repeal after such merger any provision contained in its Charter or Bylaws, and all rights conferred in this Plan of Merger are subject to such reserved power.

2.2 The Board of Directors of the Surviving Corporation shall consist of thirteen (13) persons until such time after the Closing as such number may be changed in accordance with the Bylaws of the Surviving Corporation. The names and addresses of the first Directors of the Surviving Corporation (each of whom shall serve until the next annual meeting of shareholders and until his or her successor is elected, or until his or her earlier resignation, removal from office or death) at the time of the Closing are:

               DIRECTOR                 ADDRESS
           James C. Bradshaw       305 Hartmann Drive
                                   Lebanon, Tennessee 37087

           Robert V. Dale          305 Hartmann Drive
                                   Lebanon, Tennessee 37087

           Dan W. Evins            305 Hartmann Drive
                                   Lebanon, Tennessee 37087

           Edgar W. Evins          305 Hartmann Drive
                                   Lebanon, Tennessee 37087

           William D. Heydel       305 Hartmann Drive
                                   Lebanon, Tennessee 37087

           Robert C. Hilton        305 Hartmann Drive
                                   Lebanon, Tennessee 37087

           Charles E. Jones, Jr.   305 Hartmann Drive
                                   Lebanon, Tennessee 37087

           Charles T. Lowe, Jr.    305 Hartmann Drive
                                   Lebanon, Tennessee 37087

           B.F. Lowery             305 Hartmann Drive
                                   Lebanon, Tennessee 37087

           Ronald N. Magruder      305 Hartmann Drive
                                   Lebanon, Tennessee 37087

           Gordon L. Miller        305 Hartmann Drive
                                   Lebanon, Tennessee 37087

           Martha D. Mitchell      305 Hartmann Drive
                                   Lebanon, Tennessee 37087

           Jimmie D. White         305 Hartmann Drive
                                   Lebanon, Tennessee 37087

If upon the Closing or thereafter there exists a vacancy in the Board of Directors of the Surviving Corporation, such vacancy may be filled by the remaining members of the Board of Directors in the manner provided by law and the Bylaws of the Surviving Corporation.

2.3 The officers of Cracker Barrel immediately prior to the Closing shall be the officers of the Surviving Corporation and shall hold office, subject to the Bylaws of the Surviving Corporation, at the pleasure of the Board of Directors.

2.4 The place in Tennessee where the principal place of business of the Surviving Corporation is to be located is Lebanon, Wilson
County.

2.5 Upon the Closing, the effect of the merger shall be as provided by the applicable provisions of the Tennessee Code Annotated. Without limiting the foregoing, and subject thereto, upon the
Closing: the existence of Acquisition Corp. shall cease as a separate entity but shall continue in the Surviving Corporation, subject to the rights of creditors which shall be preserved unimpaired; the Surviving Corporation shall have, without further act or deed, all property, rights, powers, duties and obligations of each of the Constituent Corporations.

                                ARTICLE III

The terms of the merger, the mode of carrying the same into effect and the manner and basis of making distribution to the shareholders of the Constituent Corporations shall be as follows:

3.1 Forthwith upon the Closing, each share of Cracker Barrel Common Stock outstanding immediately prior to the Closing shall be converted into and become one share of Holding Company Common Stock. The number of authorized shares of common stock, $0.01 par value per share, of Acquisition Corp. will, by virtue of the merger, be ______________upon consummation of the merger, all of which will be issued and outstanding and all of which will continue in existence as the shares of common stock of the Surviving Corporation.

3.2 The shares of Holding Company Common Stock into which shares of Cracker Barrel Common Stock are converted pursuant to the provisions of Section 3.1 above shall be the shares furnished for such purpose by Holding Company as referred to in the third recital clause at the beginning of this Plan of Merger.

3.3 The stock options outstanding at the Closing Date under the ________________ (the "Plans") shall become and thereafter be exercisable, strictly and solely in accordance with the Plans and without any further action on the part of the holders, into shares of Holding Company Common Stock. Holding Company shall reserve for issuance such number of shares of Holding Company Common Stock necessary for the issuance of such shares upon the exercise of options after the Closing.

3.4 From and after the Closing each holder of a certificate or certificates theretofore representing shares of Cracker Barrel Common Stock shall surrender such certificate or certificates to Cracker Barrel, and shall receive in exchange therefor a certificate or certificates representing the number of shares of Holding Company Common Stock into and for which the shares of Cracker Barrel Common Stock theretofore represented by such surrendered certificate or certificates have been converted pursuant to the provisions of
Section 3.1 above.

3.5 Until surrendered pursuant to the provisions of Section 3.4 above, each certificate or certificates theretofore representing shares of Cracker Barrel Common Stock shall be deemed for all purposes (other than for the payment of dividends or other distributions, if any, to the shareholders of Holding Company) to represent the number of shares of Holding Company into and for which the shares of Cracker Barrel Common Stock thereto represented thereby shall have been converted pursuant to the provisions of
Section 3.1 above.

3.6 No dividends or other distributions, if any, payable to the holders of shares of Holding Company Common Stock shall be paid to the holders of a certificate or certificates theretofore representing shares of Cracker Barrel Common Stock; provided however, that upon the surrender and exchange of such certificate or certificates theretofore representing shares of Cracker Barrel Common Stock pursuant to the provisions of Section 3.4 above, there shall then be paid to the record holders of a certificate or certificates for shares of Holding Company Common Stock issued in exchange therefor, the amount, without interest thereon, of all dividends and other distributions, if any, declared with respect to shares of Holding Company Common Stock to holders of record of shares of Holding Company Common Stock as of any record date after the Closing and prior to or coincident with the date of such surrender and exchange, with respect to the number of shares of Holding Company Common Stock represented thereby.

3.7 Upon the merger becoming effective in accordance with the terms of Article IV hereof, Holding Company shall repurchase all shares of Holding Company Common Stock originally issued to Cracker Barrel to facilitate Holding Company's organization. Such purchase shall be in an amount equal to the amount expended by Cracker Barrel to originally purchase such shares.

                          ARTICLE IV

4.1 The merger shall become effective, and the "Closing" shall occur, as of the close of business on the date (the "Closing Date") when the Articles of Merger, evidencing the approval of the merger, are filed in the office of the Secretary of State of Tennessee in accordance with Section 48-21-107 of the Tennessee Business Corporation Act.

                           ARTICLE V

The obligations of each of the parties to cause the transactions contemplated by this Plan, and thus cause the Closing to occur, shall be subject to the satisfaction of the following conditions, except as such party may waive the same in writing in accordance with Section 7.2 hereof:

5.1 This Plan shall have been duly adopted and approved by the affirmative vote of the holders of at least a majority of the outstanding shares of Cracker Barrel Common Stock entitled to vote on the proposal to so approve such Plan.

5.2 At or prior to the Closing, the parties shall be confident that for Federal income tax purposes (a) the merger will constitute a reorganization within the meaning of Section 368(a)(1) of the Internal Revenue Code of 1986, as amended, (b) no gain or loss will be recognized to any shareholder of Cracker Barrel upon the exchange of Cracker Barrel Common Stock for Holding Company Common Stock in the merger, (c) the basis of Holding Company Common Stock so received by a Cracker Barrel shareholder upon the merger will be, in the hands of such shareholder, the same as the basis of Cracker Barrel Common Stock surrendered in exchange therefor, and (d) the holding period of Holding Company Common Stock thus received by a shareholder of Cracker Barrel will include the holding period of the shares of Cracker Barrel Common Stock surrendered in exchange therefor provided that such shares are capital assets in the hands of the shareholders.

5.3 On the Closing Date there shall be no court order in effect enjoining or preventing consummation of any of the transactions contemplated by this Plan; and there shall be no litigation, governmental investigation or proceeding pending or threatened for the purpose of enjoining or preventing the consummation of any of the transactions contemplated by this Plan or otherwise claiming that such consummation is improper and which the Board of Directors of Cracker Barrel shall in good faith determine, with advice of counsel, (i) has a reasonable likelihood of being successfully prosecuted, and (ii) if successfully prosecuted, would materially and adversely affect the benefits intended for the shareholders of Cracker Barrel under this Plan.

5.4 Messrs. Dinsmore & Shohl LLP shall be prepared to deliver to the parties their opinion, dated the Closing Date, to the effect that (i) Holding Company and Acquisition Corp. both are duly incorporated, validly existing and in good standing, and have all requisite power and authority to own properties and conduct the business herein contemplated to be owned and conducted by each of them after the Closing Date, under, in each case, the laws of each corporation's state of incorporation; (ii) this Plan, as well as the transactions contemplated hereby, has been duly authorized and approved by all requisite corporate action on the part of each of the respective parties hereto; (iii) the merger has become effective pursuant to all applicable laws of the State of Tennessee, and upon becoming effective each of the outstanding shares of Cracker Barrel Common Stock was converted into one share of Holding Company Common Stock as contemplated by this Plan; and (iv) all of the outstanding shares of Holding Company Common Stock are duly authorized, validly issued, fully paid and non-assessable. Messrs. Dinsmore & Shohl LLP shall also be prepared to give all such other written opinions at the Closing Date as any of the parties reasonably may request.

5.5 Upon the Closing, the Board of Directors of Holding Company shall consist of such persons as shall have been elected by the shareholders of Holding Company.

5.6 Prior to Closing, Holding Company shall not have amended its Charter to other than the form set forth in Exhibit A attached hereto and made a part hereof. (Also attached hereto as a part of Exhibit A but not subject to any restriction on amendment are the Bylaws of Holding Company.)

5.7 Articles of Merger shall have been filed in the office of the Secretary of State of Tennessee, pursuant to Section 48-21-107 of the Tennessee Code Annotated.

                             ARTICLE VI

6.1 This Plan may be terminated or abandoned, either before or after the meeting of Cracker Barrel's shareholders herein provided for, but prior to the Closing: (a) by mutual consent of the parties, authorized by their respective Boards of Directors; or (b) by written notice from any party to the other parties, authorized by the Board of Directors of the party giving such notice, if any of the other parties shall have breached in any material respect any of the obligations hereunder and such breach shall not have been abated; or (c) by written notice from Cracker Barrel to the other parties, authorized by the Board of Directors of Cracker Barrel if the Closing shall not have occurred by December 31, 2000. In the event of such termination the Board of Directors of each of the Constituent Corporations shall direct its officers not to file the Articles of Merger as provided above notwithstanding favorable action on this Plan of Merger by the shareholders of the respective Constituent Corporations.

                           ARTICLE VII

7.1 This Plan of Merger may be executed in any number of counterparts, each of which shall be deemed to be an original, but such counterparts together shall constitute one and the same instrument.

7.2 Any of the provisions of this Plan of Merger may be waived at any time by the party which is, or the shareholders of which are, entitled to the benefit thereof upon the authority of the Board of Directors of such party, provided that as to such waiver after the last vote of the shareholders of such party hereon such waiver shall not, in the judgment of the Board of Directors of such party, affect materially and adversely the benefits of such party or its shareholders intended under this Plan of Merger. Any of the provisions of this Plan of Merger may be modified at any time prior to or after the vote hereon of shareholders of any party, by agreement in writing approved by the Board of Directors of each party and executed in the same manner (but not necessarily by the same persons) as this Plan of Merger, provided that such modification after the last vote of the shareholders of a party hereon shall not, in the judgment of the Board of Directors of such party, affect materially and adversely the benefits of such party or its shareholders intended under this Plan of Merger.

IN WITNESS WHEREOF, CBRL Acquisition Corp., Cracker Barrel Old
Country Store, Inc., and CBRL Group, Inc. have caused their respective corporate seals to be hereunto affixed and these presents to be signed by their respective officers thereunto duly authorized, all as of the day and year aforesaid.


                            CBRL ACQUISITION CORP.
Attest:                     ("Acquisition Corp.")



                             ________________________
By:________________________  By:_____________________
Its:_______________________  Its:____________________


                            CRACKER BARREL OLD COUNTRY STORE, INC.
Attest:                     ("Cracker Barrel")


___________________________  _________________________
By:________________________  By:______________________
Its:_______________________  Its:_____________________




                            CBRL GROUP, INC.
Attest:                     ("Holding Company")



___________________________  __________________________
By:________________________  By:_______________________
Its:_______________________  Its:______________________

                                                APPENDIX A-1

                        CHARTER OF
                      CBRL GROUP, INC.

The undersigned, a natural person having the capacity to contract and acting as incorporator of a corporation under the Tennessee
Business Corporation Act (the "TBCA") adopts the following Charter for this corporation:

1.  Name.

The name of this corporation is CBRL Group, Inc.

2.  Registered Office, Registered Agent And Principal Office.

The address of the registered office of this corporation is in Wilson County at 305 Hartmann Drive, Lebanon TN 37087, and the name of the corporation's registered agent at that office is James F. Blackstock. The address of the principal office of this corporation is in Wilson County at 305 Hartmann Drive, Lebanon TN 37087.

3.  Incorporator.

The name and address of the incorporator is James F. Blackstock, 305 Hartmann Drive, Lebanon TN 37087.

4.  FOR Profit.

This corporation is for profit.

5.  Stock.

(a) Capitalization. The maximum number of shares that the corporation has authority to issue is 500,000,000 shares, of which 400,000,000 shares are classified and designated common stock
("Common Stock") and 100,000,000 shares are classified and designated preferred stock ("Preferred Stock").

(b) Common Stock. The shares classified and designated as Common Stock have a par value of $0.01 per share, and when issued and outstanding, shall have unlimited voting rights, and shall be entitled to receive the net assets of this corporation upon dissolution.

(c) Preferred Stock. With respect to shares designated and classified as Preferred Stock, the Board of Directors of the corporation, pursuant to Section 48-16-102 of the TBCA, are authorized to establish and to determine, in whole or in part, to the full extent permitted by Tennessee law and within the limits set forth in Section 48-16-101 of the TBCA, the preferences, limitations and relative rights of the Preferred Stock or any series of Preferred Stock. Unless otherwise specified by the Board of Directors, the shares classified and designated as Preferred Stock will have a par value of $0.01 per share. The Board of Directors may authorize one or more series of Preferred Stock with preferences, limitations and relative rights, including, but not limited to:

(i) special, conditional or limited voting rights, or no right to vote, except to the extent limits or conditions are prohibited by the TBCA;

(ii)  characteristics as redeemable or convertible;

(iii) distributions to the shareholders calculated in any manner, including dividends that may be cumulative, noncumulative, or partially cumulative;

(iv) preferences over any class of shares with respect to distributions, including dividends and distributions, upon dissolution of this corporation; or

(v)  specification and changes in the specification of par values.

In accordance with Section 48-16-101 of the TBCA, the foregoing list of designations, preferences, limitations and relative rights is not exhaustive.

(d) Filing Concerning Preferred Stock. Before issuing any shares or any series of Preferred Stock pursuant to subparagraph 5(c), the corporation must deliver to the Secretary of State for filing articles of amendment, which are effective without shareholder action, that set forth: (i) the name of this corporation; (ii) the text of the amendment fixing the terms of the class or series of shares; (iii) a statement that the amendment was duly adopted by the Board of Directors; and (iv) the date it was adopted.

(e) Share Dividends. The Board of Directors may declare and issue a share dividend consisting of one class or series of stock of the corporation in respect to the shares of the same or another class or series of stock of the corporation.

6.  No Preemptive Rights.

No holder of shares of any class of stock of this corporation shall have any preemptive rights to purchase or otherwise acquire any shares of stock of any class of the corporation, or any options or rights to purchase shares of any class, or any other securities of the corporation convertible into or carrying an option to purchase shares of any class, whether now or hereafter authorized; the Board of Directors of this corporation may authorize the issuance of shares of stock of any class of the corporation, or options or rights to purchase shares of any class, or any securities convertible into or carrying an option to purchase shares of any class, without offering that issue of shares, rights, options or other securities, in whole or in part, to any shareholders of the corporation.

7.  Special Shareholders' Meetings.

In addition to the ability of the Board of Directors to call a special meeting as provided in the Bylaws of this corporation, the holders of at least 20% of all the votes entitled to be cast on any issue to be considered at a proposed special meeting may sign, date and deliver to the corporation's Secretary one or more written demands for the special meeting describing the purpose or purposes for which it is to be held. Upon receipt by the Secretary of such a demand or demands, the Secretary shall call a special meeting in accordance with the Bylaws of the corporation and Tennessee law.

8.  Directors.

The Board of Directors of this corporation shall be divided into 3 groups with each group containing 1/3 of the total, as nearly as possible. The term of office of one group shall expire each year.
At the organizational meeting of shareholders, directors in the first group shall be elected to hold office for a term expiring at the next succeeding Annual Meeting; directors of the second group shall be selected to hold office for a term expiring at the second succeeding Annual Meeting and directors of the third group shall be selected to hold office for a term expiring at the third succeeding Annual Meeting. Thereafter, at each Annual Meeting of shareholders, the successors to the group of directors whose term expires shall be elected to hold office for a term expiring at the third succeeding Annual Meeting after their election. In the event of any increase in the number of directors of the corporation, the additional directors shall be so classified that all groups of directors shall be increased equally, as nearly as possible. In the event of any decrease in the number of directors of the corporation, all groups of directors shall be decreased equally, as nearly as possible.

9.  Removal of Directors.

The shareholders of this corporation may remove a director only for cause. Any or all of the directors may be removed for cause by a vote of a majority of the entire Board of Directors.

10.  Director Liability and Indemnification.

(a) Limitation of Liability. A director of this corporation shall not be personally liable to the corporation or to its shareholders for monetary damages for breach of fiduciary duty as a director, but this provision shall not eliminate or limit the liability of a director of this corporation (i) for any breach of the director's duty of loyalty to the corporation or to its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) under Section 48-18-304 of the Tennessee Business Corporation Act. If the Tennessee
Business Corporation Act is later amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability initially provided in this Charter, shall be limited to the fullest extent permitted by the amended
Tennessee Business Corporation Act. This Article shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Charter became effective, if such a limitation or elimination of liability of a director for those acts or omissions is prohibited by the Tennessee
Business Corporation Act as then in effect. Any repeal or modification of this Section 10 by the shareholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of that repeal or modification.

(b) Indemnification. This corporation shall have the power to indemnify any director, officer, employee, agent of the corporation, or any other person who is serving at the request of the corporation in any such capacity with another corporation, partnership, joint venture, trust, or other enterprise (including, without limitation, any employee benefit plan) to the fullest extent permitted by the Tennessee Business Corporation Act as it exists on the date of this Charter or as it may later be amended, and that indemnification may continue as to any person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of the affected person.

(c) Insurance. By action of its Board of Directors, notwithstanding any interest of the directors in the action, the corporation may purchase and maintain insurance, in amounts the Board of Directors deems appropriate, to protect any director, officer, employee, or agent of the corporation or any other person who is serving at the request of the corporation in any such capacity with another corporation, partnership, joint venture, trust, or other enterprise (including, without limitation, any employee benefit plan) against any liability asserted against him or her or incurred by him or her in that capacity or arising out of that status (including, without limitation, expenses, judgments, fines, any excise taxes assessed on a person with respect to any employee benefit plan, and amounts paid in settlement) to the fullest extent permitted by the Tennessee Business Corporation Act as it exists on the date of this Charter, or as it may later be amended, and whether or not the corporation would have the power or would be required to indemnify that person under the terms of any agreement or bylaw or the Tennessee Business Corporation Act.

11.  Business Combinations.

(a) Application of the Act. The provisions of Sections 48-35-201 through 48-35-209 of the TBCA, otherwise known and cited as the "Tennessee Business Combination Act," as that act may be amended from time to time, shall apply to the fullest extent provided by law to any Business Combination, as defined in the Tennessee Business Combination Act.

(b) Corporation Not Liable for Resisting Merger, Exchange, Etc. So long as this corporation has a class of voting stock registered or traded on a national securities exchange or registered with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, neither the corporation nor its directors or officers shall be liable at law or equity for either having failed to approve the acquisition of shares by an Interested Shareholder, as defined in the Tennessee Business Combination Act, on or before such Interested Shareholder's share acquisition date, or for seeking to enforce or implement such Tennessee Business Combination Act or such Tennessee Control Share Acquisition Act, or for failing to adopt or recommend any charter or bylaw amendment or provision respecting such Tennessee Business Combination Act or such Tennessee Control Share Acquisition Act, or for opposing any proposed merger, exchange, tender offer or significant disposition of assets of the corporation or any subsidiary because of a good faith belief that the merger, tender offer, exchange or significant disposition of assets would adversely affect the social, legal, environmental or economic circumstances of the corporation, its employees, customers or suppliers, or the communities in which the corporation, or its subsidiaries, operate or are located. In making decisions concerning these matters, this corporation's officers and directors may also specifically consider any other relevant factor, including, but not limited to, (i) the financial and managerial resources and future prospects of the other party, and (ii) the amount and form of the consideration being offered in relation to the then current market price for the corporation's outstanding shares of capital stock, in relation to the then current value of the corporation in a freely negotiated transaction and in relation to the Board of Directors' estimate of the future value of the corporation (including the unrealized value of its properties and assets) as an independent concern.

12. Control Share Acquisitions.

(a) Application of the Act. The provisions of Sections 48-35-301 through 48-35-312 of the TBCA, otherwise known and cited as the "Tennessee Control Share Acquisition Act," as that act may be amended from time to time, shall apply to and govern, to the fullest extent provided by law, any Control Share Acquisition of this corporation's shares, as those terms are defined in the Tennessee Control Share Acquisition Act.

(b) Redemption. Pursuant to Section 48-35-308 of the Tennessee Control Share Acquisition Act, this corporation, at its option, may redeem from the acquiring person all, but not less than all, control shares acquired in a Control Share Acquisition, at any time during the period ending 60 days after the last acquisition of control shares by that person, for the fair value of those shares, if (i) no control acquisition statement has been filed, or (2) a control acquisition statement has been filed and the shares are not accorded voting rights by the shareholders of this corporation pursuant to
Section 48-35-307. For purposes of this subparagraph, fair value shall be determined as of the effective date of the vote of the shareholders denying voting rights to the acquiring person, if a control acquisition statement is filed, or if no control acquisition statement is filed, as of the date of the last acquisition of control shares by the acquiring person in a Control Share Acquisition.

(c) Appraisal Right. Pursuant to Section 48-35-309 of the Tennessee Control Share Acquisition Act, if control shares acquired in a Control Share Acquisition are accorded voting rights and the acquiring person has acquired control shares that confer upon that person a majority or more of all voting power entitled to vote generally with respect to the election of directors, all this corporation's shareholders of record, other than the acquiring person, who have not voted in favor of granting those voting rights to the acquiring person shall be entitled to an appraisal of the fair market value of their shares in accordance with Chapter 23 of the Tennessee Business Corporation Act.

13. Charter and Bylaws Amendments.

(a) Charter Amendments. This Charter may be amended or revised in accordance with the TBCA, however, any reduction in the maximum number of shares the corporation may issue under Section 5(a), and any amendment, alteration, addition or repeal of Sections 5(c), 6, 7, 8, 9, 10, 11, 12 and this Section 13 may only be taken by the affirmative vote of the holders of at least 75% of the outstanding shares of the capital stock of this corporation entitled to vote on those matters, considered for the purposes of this section as one class.

(b) Bylaws Amendments. The Bylaws of this corporation may be amended or revised in accordance with the TBCA, however, any amendment, alteration, addition or repeal of Bylaws Section 1.02,
Article 8 and Article 11 may only be taken by the affirmative vote of the holders of at least 75% of the outstanding shares of capital stock of this corporation entitled to vote on those matters, considered for the purposes of this section as one class.


Dated: August 7, 1998

                            /s/James F. Blackstock
                             James F. Blackstock, Incorporator

                                               APPENDIX A-2


                          BYLAWS
                            OF
                       CBRL GROUP, INC.

ARTICLE 1.  BOARD OF DIRECTORS

1.01 Qualification and Election. The business and affairs of the corporation shall be managed by a Board of Directors. Directors need not be shareholders or residents of the State of Tennessee but must be of legal age. At an annual meeting of the shareholders (or a special meeting called for that purpose), a plurality of the votes cast which were entitled to vote shall elect the directors. Each director shall hold office until the expiration of the term for which he or she is elected, and thereafter until a successor has been elected and qualified.

1.02 Number. The number of directors shall initially be one, until the number is otherwise fixed or changed from time to time by a majority of the entire Board of Directors. The Board of Directors may not fix a number of directors less than 3.

1.03 Executive and Other Committees. The Board of Directors, by a resolution adopted by a majority of the directors, may designate committees consisting of one or more persons, who may or may not be directors, and the Board may delegate to any committee any authority that the Board of Directors deems desirable, including the right to delegate to an Executive Committee the power to exercise all the authority of the Board of Directors in the management of the affairs and property of this corporation. All members of committees that exercise powers of the Board of Directors must be members of the Board.

ARTICLE 2. OFFICERS

2.01 Number. This corporation shall have a Chairman of the Board, a President and a Secretary, and any other officers that the Board of Directors from time to time considers necessary. The same person may hold any two or more offices, except the offices of President and Secretary.

2.02 Election and Term. The Board of Directors shall elect the officers at its annual meeting (or at a special meeting called for that purpose). Each officer shall serve until the expiration of the term for which he or she is elected, and thereafter until a successor has been elected and qualified.

2.03 Duties. All officers shall have the authority and perform those duties in the management of the corporation which are normally incident to their offices and as the Board of Directors provides from time to time.

(a) Chairman of the Board. The Chairman of the Board shall, when present, preside at meetings of the Board of Directors and shareholders and shall exercise all powers and perform all other duties assigned by the Board of Directors. Until reassigned by the Board of Directors, the Chairman of the Board shall be the chief executive officer of the corporation.

(b) President. Subject to any supervisory powers given by the Board of Directors to the Chairman of the Board, the President shall be the chief operating officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and the officers and employees of the corporation. In the absence of the Chairman of the Board, or if there is no Chairman of the Board, the President shall preside at meetings of the Board of Directors or shareholders.

(c) Vice Presidents. In the absence or disability of the President, the Vice Presidents, in order of their rank as fixed by the Board of Directors, or if not ranked, a Vice President designated by the Board of Directors, shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have the other powers and perform the other duties prescribed for them respectively by the Board of Directors, by the President, or by the Chairman of the Board.

(d) Chief Financial Officer. The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of accounts of the properties and business transactions of the corporation, including amounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and shares. The books of account shall be open at all reasonable times for inspection by any director. The Chief Financial Officer shall arrange for deposit of all moneys and other valuables in the name and to the credit of the corporation with the depositories designated generally by the Board of Directors, shall disburse the funds of the corporation as provided by the Board of Directors, shall render to the Chairman, President and directors, whenever requested, an account of all transactions as Chief Financial Officer and an account of the financial condition of the corporation.

(e) Secretary. The Secretary shall keep or cause to be kept a corporate Minute Book. The Minute Book shall contain minutes of all meetings and actions of directors, committees of directors, and shareholders.

The Secretary shall keep or cause a transfer agent to keep a share register or a duplicate share register showing the names of all shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for shares, and the number and date of cancellation of certificates surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and of the Board of Directors, as required by law or these Bylaws, and shall keep the seal of the corporation.

2.04 Bonds of Officers. The Board of Directors shall determine which officers of the corporation, if any, shall give bond, and the bond terms and amount, the expense of the bond to be paid by the corporation.

ARTICLE 3. RESIGNATIONS, REMOVALS AND VACANCIES

3.01 Resignations. Any officer or director may resign at any time by giving written notice to the Chairman of the Board of Directors, the President or the Secretary. The resignation shall take effect at the time specified in the notice, or, if no time is specified, then upon its acceptance by the Board of Directors.

3.02 Removal of Officers. The Board of Directors may remove any officer or agent whenever in the judgment of the Board the best interests of the corporation will be served by the removal.

3.03 Officer Vacancies. If any office becomes vacant by reason of the death, resignation, disqualification or removal of the incumbent, or from any other cause, the Board of Directors may, by the vote of a majority, elect a successor to hold office for the unexpired term in respect to which the vacancy occurred or was created. In case of the absence of any officer of the corporation, or for any reason that the Board of Directors considers sufficient, the Board, for the time being, may delegate the powers of the absent officer to any other officer or to any director, except where otherwise provided by these Bylaws or by statute.

3.04 Removal of Directors. Directors may be removed only in accordance with the Charter of the corporation.

3.05  Director Vacancies.   Newly created directorships resulting
from an increase in the number of directors, and vacancies occurring in any existing directorship for any reason, including removal of a director, may be filled by the vote of a majority of the directors then in office, even if less than a quorum exists.

ARTICLE 4.  MEETINGS OF DIRECTORS

4.01 Meetings. The annual meeting of the Board of Directors shall be held at the same place as, and immediately following, the annual meeting of the shareholders, at which time the Board of Directors shall elect the officers of the corporation. The Board may also designate more frequent intervals for regular meetings. Special meetings may be called at any time by the Chairman of the Board, by the President or by any 2 directors. The directors shall designate the place of any meeting.

4.02 Notice of Directors' Meeting. The annual and all regular Board meetings may be held without notice. Special meetings shall be held upon notice of time, date and place sent by any usual means of communication not less than 2 days before the special meeting.
A director may waive the right to notice in writing before, during, or after a meeting. Unless a director promptly objects to holding the meeting for lack of notice, any meeting at which all of the directors are present shall be a valid meeting whether or not notice of the meeting was given, and any business may be transacted at that meeting.

4.03 Quorum and Vote. The presence of a majority of the directors constitutes a quorum for the transaction of business. A meeting may be adjourned despite the absence of a quorum, and notice of an adjourned meeting is not necessary if the time and place to which the meeting is adjourned are fixed at the meeting at which the adjournment is taken, and if the period of adjournment does not exceed one month in any one adjournment. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the vote of a greater number is required by the Charter, these Bylaws or the laws of the State of Tennessee.

4.04 Presence through Communications Equipment. Meetings of the Board of Directors, and any meeting of any Board committee, may be held through any communications equipment if all persons participating can hear each other, and participation in a meeting pursuant to this subparagraph shall constitute presence at that meeting.

4.05 Meetings and Actions of Committees. Meetings and actions of committees shall be governed by, and held and taken in accordance with, the provisions of this Article 4, at Sections 4.01, 4.02, 4.03 and 4.04. The context of those Sections changes as necessary to substitute the committee and its members for the Board of Directors and its members. The time of regular meetings of committees may be determined either by resolution of the Board of Directors or by resolution of the committee. Special meetings of committees may also be called by the Chairman, by the President, or by resolution of the Board of Directors, and notice of special meetings of committees shall also be given to any alternative members who have the right to attend meetings of the committee.

ARTICLE 5.  MEETINGS OF SHAREHOLDERS

5.01 Annual Meeting. The annual meeting of the shareholders shall be held at the time and place, either within or without the State of Tennessee, designated by the Board of Directors. Unless another date is specified by the directors, the annual meeting shall be held on the fourth Tuesday of November of each year, or as close to that date as practicable. Any business may be transacted at the annual meeting without specific notice of any business being given, except business for which the law requires specific notice.

5.02 Special Meetings. Special meetings of the shareholders may be called by a majority of the Board of Directors. The directors shall designate the time, date and place of a special meeting.
Shareholders may call a special meeting in accordance with the Charter of the corporation.

5.03 Notice of Shareholder Meetings. Written or printed notice stating the place, date and time of the meeting, and, in the case of a special meeting, the purposes for which the special meeting is called and identifying those calling the special meeting, shall be delivered either personally or by mail by or at the direction of the President, the Secretary or the person calling the meeting, to each shareholder entitled to vote at the meeting. The notice shall be delivered not less than 10 days nor more than 2 months before the date of the meeting. If mailed, the notice shall be considered delivered when deposited in the United States mail, postage prepaid, addressed to the shareholder at the address which appears on the stock transfer books of the corporation; if delivered personally, the notice shall be considered delivered when actually received by the shareholder. The person giving the notice shall certify that the required notice has been given. Any shareholder may, in writing, waive the right to notice of annual or special meetings either before, during or after the meeting.

5.04 Quorum Requirements. A majority of the shares entitled to vote on a matter shall constitute a quorum for the transaction of business. A meeting may be adjourned despite the absence of a quorum, and notice of an adjourned meeting is not necessary if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken. Other than for the election of directors, who are chosen by plurality votes, when a quorum is present at any meeting and votes cast in favor of an action exceed votes cast in opposition to that action, then the action shall constitute corporate action and shall decide any question brought before that meeting, unless the question is one upon which, by express provision of the Charter, these Bylaws or by the laws of the State of Tennessee, a larger or different vote is required, in which case the express provision shall govern the decision on that question.

5.05 Voting and Proxies. Every shareholder entitled to vote at a meeting may do so either in person or by written proxy. The written proxy shall be filed with the Secretary of the corporation or other officer or agent authorized to tabulate votes before being voted.
A proxy entitles the holder of that proxy to vote at any adjournment of the meeting, but shall not be valid after the final adjournment of that meeting. No proxy shall be valid after the expiration of 11 months from the date of its execution, unless the proxy provides otherwise.

5.06 Record Date for Shareholder Notice, Voting and Consent. To determine the shareholders entitled to notice of any meeting, or entitled to vote or to consent to corporate action without a meeting, the Board of Directors may fix a record date in advance. The record date shall not be more than 70 days nor less than 10 days before the date of any meeting or any action without a meeting.
Only shareholders of record on the specified date are entitled to notice and to vote or to give consents, notwithstanding any transfer of shares on the books of the corporation after the record date.

If the Board of Directors does not fix a record date:

(1) the record date for determining shareholders entitled to notice of or to vote at a shareholders' meeting is the close of business on the business day immediately preceding the day on which notice is given;

(2) the record date for determining shareholders entitled to consent in writing to corporate action without a meeting is the date on which the first written consent is given.

ARTICLE 6. ACTION BY WRITTEN CONSENT

Whenever the shareholders or directors are required or permitted to take any action by vote, the action may be taken without a meeting by written consent. The written consent shall (i) set forth the action taken, (ii) be signed by all the persons or entities entitled to vote on that action, (iii) indicate each shareholder's or director's vote or abstention, and (iv) be delivered to the corporation for inclusion in its corporate records.

ARTICLE 7. CAPITAL STOCK

7.01 Stock Certificates. The Board of Directors may determine to issue to each shareholder a certificate or certificates of capital stock of the corporation in the form prescribed by the Board.
Unless otherwise decided by the Board of Directors, all certificates shall be signed in the name of the corporation by the Chairman of the Board, or the President and by the Chief Financial Officer, or the Secretary, of the corporation. Any or all of the signatures on the certificates may be facsimile. If any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on a certificate ceases to be an officer, transfer agent, or registrar before that certificate is issued, it may be issued by the corporation with the same effect as if that person were an officer, transfer agent, or registrar at the date of issue. The Board of Directors also may elect, in lieu of issuing certificates, to provide for the issuance of uncertificated shares of the capital stock of the corporation; however, all shares of the same class must be either certificated or uncertificated.

7.02 Transfer of Shares. Subject to any restrictions on transfer imposed by either the applicable securities laws or any shareholder agreement, shares of stock may be transferred on the books of the corporation by delivery and surrender of the properly assigned certificate, or with respect to a transfer of uncertificated shares, a written order to the corporation, in a form acceptable to the corporation and its transfer agent, authorizing and instructing the corporation to effect the transfer.

7.03 Loss of Certificates. In case of loss, mutilation or destruction of a certificate of stock, a duplicate certificate may be issued upon the terms prescribed by the Board of Directors, including provision for indemnification of the corporation secured by a bond or other security sufficient to protect the corporation against any claim that may be made against it, including any expense or liability, on account of the alleged loss, theft, or destruction of the certificate or the issuance of the replacement certificate.

ARTICLE 8. INDEMNIFICATION OF DIRECTORS, OFFICERS, OTHERS

8.01 Right to Indemnification. This corporation, to the fullest extent permitted by applicable law as then in effect, shall indemnify any person (an "Indemnitee") who was or is involved in any manner (including, without limitation, as a party or a witness), or is threatened to be involved, in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, including without limitation, any action, suit, or proceeding by or in the right of the corporation to procure a judgment in its favor (each, a "Proceeding"), by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, or employee or agent of another corporation, partnership, joint venture, trust or other enterprise against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with any Proceedings. This indemnification shall be a contract right and shall include the right to receive payment in advance of any expenses incurred by an Indemnitee in connection with Proceedings, consistent with the provisions of applicable law as then in effect.

8.02 Contracts and Funding. The corporation may enter into contracts with any director, officer, employee or agent of the corporation in furtherance of the provisions of this Article 8, and may create a trust fund, grant a security interest, or use other means (including, without limitation, a letter of credit) to ensure the payment of all amounts necessary to effect indemnification as provided in this Article.

8.03 Employee Benefit Plans. For purposes of this Article 8, references to "other enterprises" shall include employee benefit plans and employee welfare benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, that director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he or she reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner not opposed to the best interests of the corporation.

8.04 Indemnification Not Exclusive Right. The right of indemnification and advancement of expenses provided in this Article 8 is not exclusive of any other rights to which a person seeking indemnification may otherwise be entitled, under any statute, bylaw, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding the office. The provisions of this Article shall benefit the heirs and legal representatives of any person entitled to indemnity under this Article and shall be applicable to Proceedings commenced or continuing after the adoption of this Article, whether arising from acts or omissions occurring before or after adoption.

8.05 Advancement of Expenses and Procedures. In furtherance, but not in limitation, of the provisions in this Article 8, the following procedures and remedies apply with respect to advancement of expenses and the right to indemnification:

(a) Advancement of Expenses. All reasonable expenses incurred by or on behalf of an Indemnitee in connection with Proceedings shall be advanced from time to time to the Indemnitee by the corporation within 20 days after the receipt by the corporation of a statement or statements from the Indemnitee requesting the advance, whether prior to or after final disposition of a Proceeding. Each statement shall reasonably evidence the expenses incurred by the Indemnitee, and if required by law at the time of the advance, shall include or be accompanied by an undertaking by or on behalf of the Indemnitee to repay the amounts advanced if it should ultimately be determined that the Indemnitee is not entitled to be indemnified against those expenses.

(b) Written Request for Indemnification. To obtain indemnification under this Article, an Indemnitee shall submit to the Secretary of the corporation a written request, including all documentation and information reasonably available to the Indemnitee and reasonably necessary to determine whether and to what extent the Indemnitee is entitled to indemnification (the "Supporting Documentation"). The determination of the Indemnitee's entitlement to indemnification shall be made within a reasonable time after receipt by the corporation of the written request for indemnification together with the Supporting Documentation. The Secretary of the corporation, promptly upon receipt of a request for indemnification, shall advise the Board of Directors in writing of that request.

(c) Procedure for Determination. An Indemnitee's entitlement to indemnification shall be determined:

(1) by the Board of Directors by majority vote of a Board quorum consisting of directors not at the time parties to the Proceeding;

(2) if a quorum cannot be obtained under subdivision (c)(1), by a majority vote of a committee duly designated by the Board of Directors (in which designation directors who are parties may participate), consisting solely of 2 or more directors not at the time parties to the Proceeding;

(3) by independent special legal counsel selected by the Board of Directors or its committee in the manner prescribed in subdivision
(c)(1) or (c)(2); or if those subdivisions cannot be satisfied, selected by majority vote of the full Board (in which selection directors who are parties may participate); or

(4) by the shareholders, but shares owned by or voted under the control of directors who are at the time parties to the Proceeding may not be voted on the determination.

ARTICLE 9.  RECORDS AND REPORTS.

9.01 Maintenance of Certain Records. The corporation shall keep at its principal executive office, or at the office of its transfer agent or registrar, and as otherwise determined by resolution of the Board of Directors, a record of its shareholders, giving the names and addresses of all shareholders and the number and class of shares held by each.

9.02 Inspection of Records by Shareholders.

(a) A shareholder may, during regular business hours on 5 business days prior written demand on the corporation, inspect and copy:

(i) the Charter or Restated Charter and all amendments currently in effect;

(ii) the Bylaws or Restated Bylaws and all amendments currently in effect;

(iii) resolutions adopted by the Board of Directors creating one or more classes or series of shares, and fixing their relative rights, preferences, and limitations, if shares issued pursuant to those resolutions are outstanding;

(iv) the Minutes of all shareholders' meetings and records of all action taken by shareholders without a meeting, for the past 3 years;

(v) all written communications to shareholders generally within the past 3 years, including certain financial statements prepared for the past 3 years;

(vi) a list of the names and business addresses of the current directors and officers; and

(vii) the most recent annual report delivered to the Tennessee
Secretary of State.

(b) Shareholders may inspect other specified corporate records pursuant to Section 48-26-102 of the Tennessee Business Corporation Act.

9.03 Inspection of Records by Directors. Every director has the right at any reasonable time to inspect all books, records and documents of every kind and the physical properties of the corporation and each of its subsidiary corporations. Inspection by a director may be made in person or by an agent or attorney duly designated by the director, and the right of inspection includes the right to copy and make extracts.

ARTICLE 10. GENERAL CORPORATE MATTERS.

10.01  Record Date for Purposes Other than Notice and Voting.

(a) For purposes of determining the shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any other lawful action (other than notice of a meeting, voting, or action by the shareholders by written consent without a meeting), the Board of Directors may fix, in advance, a record date, which shall not be more than 70 days before that action, and only shareholders of record on the date fixed are entitled to receive the dividend, distribution, or allotment of rights or to exercise the rights, notwithstanding any transfer of any shares on the books of the corporation after the specified record date, except as otherwise provided in the Tennessee Business Corporation Act.

(b) If the Board of Directors does not fix a record date, the record date for determining shareholders for any of these purposes shall be at the close of business on the day on which the board adopts the applicable resolution.

10.02 Seal. The corporation may adopt a corporate seal and may modify it from time to time. The seal shall contain the name of the corporation, the year of its incorporation, and the word
"Tennessee."

ARTICLE 11. AMENDMENT OF BYLAWS

These Bylaws may be amended, supplemented or repealed as provided by the laws of the State of Tennessee and the Charter of the corporation.


                          PART II

         INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The Holding Company's Bylaws provide that the Holding Company shall indemnify to the full extent permitted by law any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer, trustee, or employee of the Holding Company or of another corporation if serving at the request of the Holding Company. Indemnification of agents of the Holding Company is permitted at the discretion of the Board of Directors.

In general, Tennessee law provides that a corporation may indemnify such persons against expenses, including attorneys' fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with such suits, actions or proceedings if the person seeking indemnification acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; provided, however, that in the case of an action by or in the name of the claim or issue as to which such person has been adjudged to be liable to negligence or misconduct unless and to the extent that the court in which the action was brought holds that indemnification is warranted.

Item 21. Exhibits and Financial Statement Schedules.

(a) The following exhibits are included as part of this Registration
Statement:

Exhibit No.                  Description
2                Plan of Merger
3.1              Charter of CBRL Group, Inc.
3.2              Bylaws of CBRL Group, Inc.
5, 23            Opinion and Consent of Messrs. Dinsmore & Shohl
23               Consent of Auditors
21               Subsidiaries of the Registrant
22               Form of Proxy
25*              Power of Attorney
                 Contained on the signature page to this
                 Registration Statement on Form S-4.


Item 22.  Undertakings.

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus, which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(4) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                       SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Lebanon, State of Tennessee on this 24th day of August, 1998.

                     CBRL GROUP, INC.



                      By:/s/Ronald N. Magruder
                            Ronald N. Magruder
                            President and Chief Operating Officer


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, in the capacities indicated and on the dates indicated.

Each person whose signature appears below hereby appoints Michael A. Woodhouse and James F. Blackstock each to be his attorney-in-fact, for him or her in his or her name, place and stead, in any capacity, to sign any and all amendments relating to this Registration Statement, and to file the same with the Securities and Exchange Commission.

Principal Executive Officer:

/s/Dan W. Evins                                    August 24, 1998
Dan W. Evins
Chairman and Chief Executive Officer


Principal Financial Officer:

/s/Michael A. Woodhouse                             August 24, 1998
Michael A. Woodhouse
Chief Financial Officer and Treasurer

Directors of the Holding Company:                   Date:


/s/James C. Bradshaw                               August 24, 1998
James C. Bradshaw


/s/Robert V. Dale                                  August 24, 1998
Robert V. Dale


/s/ Dan W. Evins                                   August 24, 1998
Dan W. Evins


/s/Edgar W. Evins                                  August 24, 1998
Edgar W. Evins



/s/William D. Heydel                               August 24, 1998
William D. Heydel



/s/Robert C. Hilton                                August 24, 1998
Robert C. Hilton


/s/Charles E. Jones, Jr.                            August 24, 1998
Charles E. Jones, Jr.


                                                    ______________
Charles T. Lowe, Jr.


                                                    ______________
B.F. Lowery


/s/Ronald N. Magruder                               August 24, 1998
Ronald N. Magruder


/s/Gordon L. Miller                                August 24, 1998
Gordon L. Miller


/s/Martha M. Mitchell                              August 24, 1998
Martha M. Mitchell


                                                 ______________
Jimmie D. White

                           EXHIBIT INDEX

                                             Page in Sequential
Exhibit No.  Description                     Numbering System
2           Plan of Merger*
3.1         Charter of CBRL Group, Inc.**
3.2         Bylaws of CBRL Group, Inc.***
5, 23.1     Opinion and Consent of Messrs. Dinsmore & Shohl
21          Subsidiaries of the Registrant
22          Form of Proxy
23.2        Consent of Auditors
25          Power of Attorney****

*     Contained as Appendix A to Proxy Statement and Prospectus
**    Contained as Appendix A-1 to Proxy Statement and Prospectus
***   Contained as Appendix A-2 to Proxy Statement and Prospectus
****  Contained in the Signature Pages to the Registration Statement

                           EXHIBIT 5, 23.1


Clifford A. Roe, Jr., Esq.
Telephone:     (513) 977 8227
Facsimile:     (513) 977 8501
E-Mail:        Roe@CINTI02.DINSHOHL.COM



     August 28, 1998


CBRL Group, Inc.
305 Hartmann Drive
Lebanon, Tennessee 37087

Ladies and Gentlemen:

     This opinion is rendered for use in connection with the Registration Statement on Form S-4, pursuant to the Securities Act of 1933, filed by CBRL Group, Inc. (the "Company") with the Securities and Exchange Commission, under which up to approximately 62,482,348 shares of the Company's Common Stock, $.01 par value per share ("Common Stock") are to be registered in connection with the proposed merger of CBRL Acquisition Corp. with and into Cracker Barrel Old Country Store, Inc. (the "Merger") .

     We hereby consent to the filing of this opinion as Exhibit 5 and 23.5 to the Registration Statement and to the reference to our name in the Registration Statement.

     As counsel to the Company, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of such statutes, documents, corporate records, certificates of public officials, and other instruments as we have deemed necessary for the purpose of this opinion, including the Company's Charter and Bylaws and the record of proceedings of the shareholders and directors of the Company.

     Based upon the foregoing, we are of the opinion that:

     1. The Company has been duly incorporated and is validly existing and in good standing as the corporation under the laws of the State of Tennessee.

     2. When the Registration Statement shall have been declared effective by order of the Securities and Exchange Commission and up to 62,482,348 shares of Common Stock to be issued to the shareholders of Cracker Barrel Old Country Store, Inc. pursuant to the Merger shall have been so issued upon the terms set forth in the Registration Statement, such shares will be legally and validly issued and outstanding, fully-paid and nonassessable.

                                   Very truly yours,

                                   DINSMORE & SHOHL LLP

                                   /s/Clifford A. Roe, Jr.
                                   Clifford A. Roe, Jr.

 EXHIBIT 21

               Subsidiary of Registrant


The Registrant has one subsidiary, CBRL Acquisition Corp. which was formed to facilitate the holding company conversion.
                      EXHIBIT 22
         CRACKER BARREL OLD COUNTRY STORE,  INC.
Proxy solicited by and on behalf of the Board of Directors for the Annual Meeting of Shareholders to be held on Tuesday, November 24, 1998

The undersigned hereby appoints Dan W. Evins and Ronald N. Magruder and each of them, as proxies, with full power of substitution, to vote all shares of the undersigned as shown below on this proxy at the Annual Meeting of Shareholders of Cracker Barrel Old Country Store, Inc. to be held at the Company's offices located on Hartmann Drive, Lebanon, Tennessee, on Tuesday, November 24, 1998 at 10:00 a.m., local time, and any adjournments of that meeting.
The Board of Directors recommends a vote "FOR" proposals 1, 2 and 4.
1.  ELECTION OF DIRECTORS:
__ FOR all of the following nominees: James C. Bradshaw, Robert V. Dale, Dan W. Evins, Edgar W. Evins, William D. Heydel, Robert C. Hilton, Charles E. Jones, Jr., Charles T. Lowe, Jr., B.F. Lowery, Ronald N. Magruder, Gordon L. Miller, Martha M. Mitchell and Jimmie
D. White.
___WITHHOLD AUTHORITY (ABSTAIN) to vote for the following nominee(s) (please print name(s)):
______________________________________________________________
______________________________________________________________
___ WITHHOLD AUTHORITY (ABSTAIN) to vote for all nominees.
2. TO APPROVE THE SELECTION OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR FISCAL YEAR 1999.
__  FOR __  AGAINST __  WITHHOLD AUTHORITY (ABSTAIN)
The Board of Directors recommends a vote "AGAINST" proposal 3.
3. TO VOTE ON A SHAREHOLDER PROPOSAL REQUESTING THAT THE BOARD OF DIRECTORS IMPLEMENT NON-DISCRIMINATORY POLICIES RELATING TO SEXUAL ORIENTATION.
__  AGAINST __  FOR  __  WITHHOLD AUTHORITY (ABSTAIN)
      (Please date and sign this proxy on the reverse side)

4. TO VOTE ON A PROPOSAL FOR THE TAX-FREE REORGANIZATION OF THE COMPANY INTO A HOLDING COMPANY STRUCTURE BY THE APPROVAL OF THE PLAN OF MERGER, ATTACHED TO THE PROXY STATEMENT AND PROSPECTUS AS APPENDIX A AND PROVIDING FOR THE MERGER OF CBRL ACQUISITION CORP. WITH AND INTO THE COMPANY, ALL AS DESCRIBED IN THE PROXY STATEMENT AND PROSPECTUS.
___  FOR  __  AGAINST  __  WITHHOLD AUTHORITY (ABSTAIN)
5. In their discretion, to transact such other business as may properly be brought before the meeting or any adjournment of the meeting.

Your shares will be voted in accordance with your instructions. If no choice is specified, shares will be voted FOR the nominees in the election of directors, FOR approval of the selection of Deloitte &
Touche LLP, AGAINST the shareholder proposal implementing non-discriminatory policies relating to sexual orientation, and FOR the tax-free reorganization and Plan of Merger.

                            Date:__________, 1998
                            PLEASE SIGN HERE AND RETURN PROMPTLY


                           _______________________________


                           _______________________________
Please sign exactly as your name appears at left. If registered in the names of two or more persons, each should sign. Executors, administrators, trustees, guardians, attorneys and corporate officers should show their full titles.

___________________________________
If you have changed your address, please PRINT your new address on this line.

                             EXHIBIT 23.2



We consent to the incorporation by reference in this Registration Statement of Cracker Barrel Old Country Store, Inc. and subsidiaries on Form S-4 of our report dated September 10, 1997, incorporated by reference in the Annual Report on Form 10-K of Cracker Barrel Old Country Store, Inc. for the year ended August 1, 1997 and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.


/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Nashville, Tennessee
August 28, 1998
August 28, 1998

Cracker Barrel Old Country Store, Inc.
Lebanon, Tennessee

We have made a review, in accordance with standards established by the American Institute of Certified Public Accountants, of the unaudited interim financial information of Cracker Barrel Old Country Store, Inc. and subsidiaries for the period ended October 31, 1997 and November 1, 1996, January 30, 1998 and January 31, 1997, and May 1, 1998 and May 2, 1997 as indicated in our reports dated December 10, 1997, March 12, 1998 and June 11, 1998, respectively; because we did not perform an audit, we expressed no opinion on that information.

We are aware that our reports referred to above, which were included in your Quarterly Reports on Form 10-Q for the quarters ended
October 31, 1997, January 30, 1998 and May 1, 1998, are being used in this Registration Statement.

We also are aware that the aforementioned reports, pursuant to Rule 436(c) under the Securities Act of 1933, are not considered a part of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.


/s/Deloitte & Touche LLP
Deloitte & Touche LLP
Nashville, Tennessee